Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

BLYTH, INC.

at

$6.00 Per Share, Net in Cash,

by

CB SHINE MERGER SUB, INC.,

a direct wholly owned subsidiary of

CB SHINE HOLDINGS, LLC,

a direct wholly owned subsidiary of

CARLYLE U.S. EQUITY OPPORTUNITY FUND, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME,
ON OCTOBER 13, 2015, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of August 30, 2015 (the “Merger Agreement”), among CB Shine Merger Sub, Inc. (or any permitted successor thereto, “Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of CB Shine Holdings, LLC (or any permitted successor thereto, “Parent”), a Delaware limited liability company and direct wholly owned subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., Parent and Blyth, Inc., a Delaware corporation (“Blyth”). Merger Sub is offering to purchase all outstanding shares of common stock of Blyth, par value $0.02 per share (“Shares”), at a price per Share of $6.00, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined below). The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined below), and (ii) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all other material foreign antitrust, competition, trade, premerger notification or other regulatory approvals as may be required having been made or obtained, as applicable. The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that there be validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, when added to the Shares beneficially owned by Parent and its controlled affiliates, would represent more than 50% of the aggregate number of Shares outstanding immediately prior to the acceptance of Shares pursuant to the Offer. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.” There is no financing condition to the Offer.

THE BLYTH BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT BLYTH STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

The Blyth board of directors has unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Merger (as defined herein), are advisable and fair to, and in the best interests of, Blyth and Blyth’s stockholders, (ii) authorizing, adopting and approving the execution, delivery and performance of this Agreement and the transactions contemplated thereby, including the Merger, (iii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iv) resolving to recommend that Blyth’s stockholders tender their Shares into the Offer and, if required, adopt and approve the Merger Agreement and (v) resolving that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger shall be consummated as soon as practicable following the time at which Merger Sub accepts for payment any Shares validly tendered and not properly withdrawn pursuant to the Offer.

September 14, 2015

IMPORTANT

Any stockholder of Blyth wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with any certificates representing Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” or (iii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender its Shares.

Any stockholder of Blyth may also tender Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) at its address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined herein) and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD READ BOTH CAREFULLY AND IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Boulevard., 26th Floor

Jersey City, NJ 07310

Please Call Toll Free: (866) 821-2550

SUMMARY TERM SHEET

CB Shine Merger Sub, Inc. (or any permitted successor thereto, “Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of CB Shine Holdings, LLC (or any permitted successor thereto, “Parent”), a Delaware limited liability company and a direct wholly owned subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P. (“Sponsor”), a Delaware limited partnership, hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.02 per share (“Shares”), of Blyth, Inc., a Delaware corporation (“Blyth”), at a price per Share of $6.00, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement, the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”). The following are answers to some of the questions you, as a stockholder of Blyth, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase, the Letter of Transmittal and the other documents to which we have referred you, as this summary may not contain all the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you. In this Offer to Purchase, (i) unless the context otherwise requires, the terms “we,” “our” and “us” refer to Merger Sub, (ii) “Merger Agreement” refers to the Agreement and Plan of Merger, dated as of August 30, 2015, among Parent, Merger Sub and Blyth, and (iii) “Carlyle” refers collectively to Sponsor, Parent and Merger Sub.

Who is offering to buy my securities?

Our name is CB Shine Merger Sub, Inc., a Delaware corporation that was formed for the purpose of acquiring all of the outstanding Shares of Blyth. We are a direct wholly owned subsidiary of Parent. Parent was formed by Sponsor, an investment fund affiliated with The Carlyle Group L.P., a global private equity firm. Merger Sub and Parent have not conducted any activities to date other than activities incidental to their formation and in connection with the transactions contemplated by the Merger Agreement. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning Sponsor, Parent and Merger Sub.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all of the outstanding shares of common stock, par value $0.02 per share, of Blyth. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, Blyth. If the Offer is consummated, we and Parent are required, on the terms and subject to conditions set forth in the Merger Agreement, to consummate the Merger (as defined herein) as soon as practicable after consummation of the Offer. Upon consummation of the Merger, Blyth would cease to be a publicly traded company and would become a direct wholly owned subsidiary of Parent.

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commission?

We are offering to purchase Shares at a price per Share of $6.00, net to the seller in cash, without interest (subject to adjustments from time to time on the terms and subject to the conditions set forth in the Merger Agreement), and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. If you are the record holder of Shares and tender such Shares directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase and Section 2—“Acceptance for Payment and Payment for Shares.”

Do you have the financial resources to make payment?

Yes, we have and will have sufficient resources available to us to make the payment of your shares. We estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $98 million, including related transaction fees and expenses. Parent has received a commitment from the Sponsor to make an equity contribution of up to $97,999,650 to fund the purchase of the Shares in the Offer. See Section 9—“Source and Amount of Funds”.

Is there an agreement governing the Offer?

Yes. Parent, Merger Sub and Blyth have entered into the Merger Agreement, which provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Merger Sub with and into Blyth (the “Merger”) with Blyth surviving the Merger as a direct wholly owned subsidiary of Parent. If the Minimum Condition is satisfied and we consummate the Offer, we intend to effect the Merger without any action by the Blyth stockholders pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). See Section 11—“The Transaction Agreements” and Section 15—“Certain Conditions of the Offer.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our financial condition is material to your decision whether to tender Shares and accept the Offer because:

•	we and Parent have cash on hand that will be sufficient to finance the Offer and the Merger;

•	the Offer is being made for all outstanding Shares solely for cash;

•	if we consummate the Offer, we expect to acquire any remaining outstanding Shares not purchased in the Offer for the Offer Price in cash in the Merger (subject to certain appraisal rights under Section 262 of the DGCL); and

•	there is no financing condition to the completion of the Offer.

See Section 9—“Source and Amount of Funds”.

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer in accordance with the Merger Agreement, you will have until 11:59 P.M., New York City time, on October 13, 2015, to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.” Please give your broker, dealer, commercial bank, trust company or other nominee instructions with sufficient time to permit such nominee to tender your Shares. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither Blyth nor Parent has terminated the Merger Agreement in accordance with its terms:

•	We must extend the Offer for one or more successive periods to the extent requested in writing by Blyth no less than two (2) Business Days prior to the applicable expiration date if, at any then-scheduled expiration of the Offer, any of the conditions of the Offer (the “Offer Conditions”) are not satisfied or waived. The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that there be validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, considered with all other Shares (if any) beneficially owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries, would represent more than 50% of the aggregate number of Shares outstanding immediately prior to the acceptance of Shares pursuant to the Offer.

•	Merger Sub may, in its discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act following the first time that Merger Sub accepts for payment any Shares tendered pursuant to the Offer.

•	In addition, we must extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the New York Stock Exchange (“NYSE”) that is applicable to the Offer.

•	We will not, however, be required to extend the Offer beyond January 31, 2016 (the “Outside Date”).

Will you provide a subsequent offering period?

We do not presently intend to offer a subsequent offering period.

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Condition; and

•	the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder, and all other material foreign antitrust, competition, trade, pre-merger notification or other regulatory approvals as are required to consummate the Merger having been made or obtained, as applicable.

The Offer is also subject to other conditions set forth in this Offer to Purchase. There is no financing condition to the Offer. We can waive some of the conditions to the Offer without Blyth’s consent. We cannot, however, waive or amend the Minimum Condition without Blyth’s prior written consent. See Section 15—“Certain Conditions of the Offer.”

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) original share certificates evidencing such Shares (“Share Certificates”), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•	If you are a record holder and you hold uncertificated Shares in book-entry form with Blyth’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation (as defined under Section 2—“Acceptance for Payment and Payment for Shares”), (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2—“Acceptance for Payment and Payment for Shares”), and (3) any other documents required by the Letter of Transmittal.

•	If your original Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact Georgeson Inc. (the “Information Agent”) for assistance.

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares”.

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by November 12, 2015, you may withdraw them at any time after that date until we accept Shares for payment. Once we accept your tendered shares for payment upon expiration of the Offer, however, you will no longer be able to withdraw them. See Section 4—“Withdrawal Rights.”

How do I withdraw my previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw your Shares. See Section 4—“Withdrawal Rights.”

If I accept the Offer, how will I get paid?

If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Merger Sub and transmitting payments, subject to any tax withholding required by applicable law, to tendering shareholders whose Shares have been accepted for payment. See Section 2—“Acceptance for Payment and Payment for Shares” and Section 3—“Procedure for Accepting the Offer and Tendering Shares.”

Can holders of restricted stock units participate in the Offer?

The Offer is only for Shares and not for restricted stock units of Blyth (“Restricted Stock Units”). As of the effective time of the Merger (the “Merger Effective Time”), all outstanding Restricted Stock Units, whether vested or unvested, will be fully vested and will be canceled and converted into the right to receive (without interest), an amount in cash (less applicable tax withholdings), equal to the product of the Offer Price and the number of Shares underlying such former Restricted Stock Unit immediately prior to the Merger Effective Time, payable in a lump sum as promptly as practicable after the Merger Effective Time, but in any event not later than the fifth (5th) Business Day after the Merger Effective Time; provided, that any payment in respect of a Restricted Stock Unit which immediately prior to such cancellation was subject to Section 409A of the Code shall be made on the applicable settlement date for such Restricted Stock Unit if required to comply with Section 409A of the Code.

See Section 11—“The Transaction Agreements—The Merger Agreement—Treatment of Blyth Equity Awards”.

What is the recommendation of the Blyth Board with respect to the Offer?

The Blyth board of directors has unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Blyth and Blyth’s stockholders, (ii) authorizing, adopting and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, (iii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iv) resolving to recommend that Blyth’s stockholders tender their Shares into the Offer and, if required, adopt and approve that the Merger Agreement and (v) resolving that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger shall be consummated as soon as practicable following the time at which Merger Sub accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

A more complete description of the reasons for the Blyth Board’s approval of the Offer and the Merger is set forth in Blyth Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to Blyth’s stockholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

Have any stockholders agreed to tender their Shares?

Concurrently with the execution of the Merger Agreement, certain stockholders of Blyth have entered into a tender and support agreement with Parent and Merger Sub (the “Support Agreement”), pursuant to which such stockholders agreed, among other things, to tender the Shares beneficially owned by such stockholders into the Offer and otherwise support the transactions contemplated by the Merger Agreement. As of September 11, 2015, these stockholders owned in the aggregate approximately 39% and beneficially owned in the aggregate approximately 39% of Blyth’s outstanding Shares. The Support Agreement terminates upon certain events, including the valid termination of the Merger Agreement in accordance with its terms. See also Section 11—“The Transaction Agreements.”

If the Offer is completed, will Blyth continue as a public company?

No. We are required, on the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger as soon as practicable following the purchase of Shares in the Offer. If the Merger takes place, Blyth will no longer be publicly traded. See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all Shares are not tendered in the Offer?

Yes, so long as the conditions to the Merger are satisfied or waived. Pursuant to the Merger Agreement, if the Minimum Condition is not satisfied, we are not required (nor are we permitted) to accept the Shares for purchase in the Offer nor will we consummate the Merger. If we accept for payment all Shares properly tendered and not validly withdrawn pursuant to the Offer in accordance with the Merger Agreement, and the other conditions to the Merger are satisfied or waived, Merger Sub will merge with and into Blyth, with Blyth continuing as the surviving corporation. If the Merger takes place, Parent will own 100% of Blyth, and all of the remaining Blyth stockholders, other than any stockholders who properly demand appraisal rights, will have the right to receive an amount in cash (without interest) equal to the Offer Price, less any applicable withholding taxes. See the “Introduction” to this Offer to Purchase. See also Section 11—“The Transaction Agreements” and Section 15—“Certain Conditions of the Offer” for a description of the conditions to the Merger and the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger following the purchase of Shares in the Offer. We are required, on the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger as soon as practicable following the purchase of Shares in the Offer. As such, we do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See also Section 11—“The Transaction Agreements” and Section 12—“Purpose of the Offer; No Stockholder Approval; Plans for Blyth.”

If I decide not to tender, how will the Offer and Merger affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, each of your Shares will be converted into the right to receive an amount in cash (without interest) equal to the Offer Price, less any applicable withholding taxes. You will have the right to receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer or the right to exercise your appraisal rights in connection with the Merger as more fully described below. Therefore, if the Merger takes place (and you do not exercise your appraisal rights), the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On August 28, 2015, the last trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on NYSE was $2.92.

On September 11, 2015, the last trading day prior to commencement of the Offer, the closing sale price per Share reported on NYSE was $5.97. Before deciding whether to tender your Shares, you should obtain a current market quotation for Shares. See Section 6—“Price Range of Shares; Dividends.”

Will I be paid a dividend on my Shares during the pendency of the Offer?

No. The Merger Agreement provides that from the date of the Merger Agreement to the Merger Effective Time, without the prior written consent of Parent, Blyth will not declare, set aside, make or pay any dividend or distribution (whether in cash, stock or property) on any shares of any Blyth securities (including the Shares) or set a record date therefor. See Section 6—“Price Range of Shares; Dividends.”

What are the U.S. federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined under Section 5—“Material United States Federal Income Tax Consequences”), you will generally recognize a capital gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in either case in an amount equal to the difference, if any, between the U.S. dollar amount received and your adjusted tax basis in such Shares. See Section 5—“Material United States Federal Income Tax Consequences”.

Stockholders are urged to consult their tax advisors to determine the particular tax consequences to them (including the application and effect of any U.S. federal estate or gift tax rules, or any state, local or non-U.S. income and other tax laws) of the Offer and the Merger.

Will I have the right to have my Shares appraised?

Appraisal rights are not available in connection with the Offer, and Blyth stockholders who tender Shares in the Offer will not have appraisal rights in connection with the Merger. However, if we accept Shares in the Offer and the Merger is completed, holders of Shares will be entitled to exercise appraisal rights in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with applicable provisions of the DGCL. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of Shares. The value so determined could be higher or lower than the price per Share paid by us pursuant to the Offer and the Merger. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under applicable Delaware law.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by Blyth stockholders desiring to exercise any available appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

Who should I call if I have questions about the Offer?

You may call Georgeson Inc., the Information Agent, toll free at (866) 821-2550. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of Blyth:

INTRODUCTION

CB Shine Merger Sub, Inc. (or any permitted successor thereto, “Merger Sub”), a Delaware corporation and a direct wholly owned subsidiary of CB Shine Holdings, LLC (or any permitted successor thereto, “Parent”), a Delaware limited liability company and a direct and wholly owned subsidiary of the Carlyle U.S. Equity Opportunity Fund, L.P., hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.02 per share (“Shares”), of Blyth, Inc., a Delaware corporation (“Blyth”), at a price per Share of $6.00, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement (as defined herein), the “Offer Price”), less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”). We urge you to read carefully the remainder of this Offer to Purchase, the Letter of Transmittal and the other documents to which we have referred you, as this summary may not contain all the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you. In this Offer to Purchase, unless the context otherwise requires, the terms “we,” “our” and “us” refer to Merger Sub.

The Offer is being made pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 30, 2015, among Parent, Merger Sub and Blyth. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined in Section 15—“Certain Conditions of the Offer”), and (ii) the expiration or termination of any applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and all other material foreign antitrust, competition, trade, premerger notification or other regulatory approvals as may be required having been made or obtained, as applicable. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer”. There is no financing condition to the Offer.

Blyth has advised Parent that, as of the close of business on August 28, 2015, (i) 16,138,413 Shares were issued and outstanding, and (ii) 194,862 Shares were reserved for future issuance pursuant to Restricted Stock Units granted and outstanding under Blyth’s 2003 Second Amended and Restated Omnibus Incentive Plan, as amended.

The Merger Agreement is more fully described in Section 11—“The Transaction Agreements”.

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Merger Sub pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Blyth board of directors has unanimously adopted resolutions (i) determining that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Blyth and Blyth’s stockholders, (ii) authorizing, adopting and approving the execution, delivery and performance of this Agreement and the transactions contemplated hereby, including the Merger, (iii) approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iv) resolving to recommend that Blyth’s stockholders tender their Shares into the Offer and, if required, adopt and approve that the Merger Agreement and (v) resolving that the Merger Agreement and the Merger shall be governed by and effected under Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger shall be consummated as soon as practicable following the time at which Merger Sub accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

A complete description of the reasons for the Blyth board of directors’ approval of the Offer and the Merger (as defined below) will be set forth in Blyth’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to you with this Offer to Purchase.

Concurrently with the execution of the Merger Agreement, certain stockholders of Blyth have entered into a tender and support agreement with Parent and Merger Sub (the “Support Agreement”), pursuant to which such stockholders agreed, among other things, to tender their Shares into the Offer and otherwise support the transactions contemplated by the Merger Agreement. As of September 11, 2015, these stockholders, which include directors and officers of Blyth, owned in the aggregate approximately 39% and beneficially owned in the aggregate approximately 39% of Blyth’s outstanding Shares. The Support Agreement terminates upon certain events, including the valid termination of the Merger Agreement in accordance with its terms.

The Merger Agreement provides that, subject to the conditions described in Section 11—“The Transaction Agreements,” Merger Sub will be merged with and into Blyth, with Blyth continuing as the surviving corporation as a direct wholly owned subsidiary of Parent (the “Merger”). Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the “Merger Effective Time”) the certificate of merger (the “Certificate of Merger”) is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the parties and specified in the Certificate of Merger. At the Merger Effective Time, each Share issued and outstanding immediately prior to the Merger Effective Time will be converted into the right to receive $6.00 in cash, without interest, less any applicable withholding taxes, except for (i) Shares then held by Parent, Merger Sub or Blyth or any subsidiary of either Blyth or Parent, all of which will be canceled and retired and will cease to exist, and (ii) Shares that are held by any stockholder of Blyth who properly demands appraisal rights pursuant to Section 262 of the DGCL in connection with the Merger. As a result of the Merger, Blyth will cease to be a publicly traded company and will become a wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger following the consummation of the Offer will not require a vote of Blyth’s stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will own at least the amount of Shares that would, absent Section 251(h) of the DGCL, be required to approve the Merger. Following the consummation of the Offer and subject to the satisfaction of the conditions to the Merger, Merger Sub, Parent and Blyth will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of the Blyth stockholders in accordance with Section 251(h) of the DGCL. See Section 11—“The Transaction Agreements”.

THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND BLYTH’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (WHICH CONTAINS THE RECOMMENDATION OF THE BLYTH BOARD AND THE REASONS FOR THEIR RECOMMENDATION) CONTAIN IMPORTANT INFORMATION. BLYTH STOCKHOLDERS SHOULD CAREFULLY READ THESE DOCUMENTS IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Merger Sub will accept for payment and pay for all Shares validly tendered prior to the expiration date of the Offer and not withdrawn as permitted under Section 4—“Withdrawal Rights”. The time, if any, at which Merger Sub accepts for payment all Shares validly tendered, pursuant to and subject to the conditions of the Offer, which shall occur promptly after the expiration of the Offer, is referred to as the “Acceptance Time”. The Offer will expire at 11:59 P.M., New York City time, on October 13, 2015, unless Merger Sub, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date, including any such extensions, the “Expiration Date”).

The Offer is conditioned upon the satisfaction of (i) the Minimum Condition, and (ii) the HSR Condition (as defined herein). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer”.

The Merger Agreement provides that so long as neither Blyth nor Parent has terminated the Merger Agreement in accordance with its terms:

•	We must extend the Offer for one or more successive periods to the extent requested in writing by Blyth no less than two (2) Business Days prior to the applicable expiration date if, at any then-scheduled expiration of the Offer, any of the Offer Conditions are not satisfied or waived. The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that there be validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) that, when added to the Shares beneficially owned by Parent and its controlled affiliates, would represent more than 50% of the aggregate number of Shares outstanding immediately prior to the acceptance of Shares pursuant to the Offer.

•	Merger Sub may, in its discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act following the first time that Merger Sub accepts for payment any Shares tendered pursuant to the Offer.

•	In addition, we must extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”) or its staff or the New York Stock Exchange (“NYSE”) or its staff applicable to the Offer.

•	We will not, however, be required to extend the Offer beyond January 31, 2016 (the “Outside Date”).

Any extension, delay, termination or amendment of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless previously accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after November 12, 2015. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of such withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined in Section 2—“Acceptance for Payment and Payment for

Shares”) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in Section 2—“Acceptance for Payment and Payment for Shares”) to be credited with the withdrawn Shares.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Conditions, other than the Minimum Condition, and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, unless otherwise provided by the Merger Agreement, Merger Sub will not, without the prior written consent of Blyth, (a) change or waive the Minimum Condition, (b) decrease the number of Shares sought to be purchased by Merger Sub in the Offer, (c) reduce the Offer Price, (d) extend or otherwise change the expiration date of the Offer (except to the extent required pursuant to the Merger Agreement), (e) change the form of consideration payable in the Offer, or (f) amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner that adversely affects the holders of Shares.

The rights reserved by Merger Sub as described in the preceding paragraph are in addition to Merger Sub’s rights as described in Section 15—“Certain Conditions of the Offer”. Any delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement, if required by applicable regulations of the Securities and Exchange Commission. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act), and without limiting the manner in which Merger Sub may choose to make any public announcement, Merger Sub will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If Merger Sub extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer, the Depositary may, nevertheless, on behalf of Merger Sub, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights”. However, the ability of Merger Sub to delay the payment for Shares that Merger Sub has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. We understand that in the SEC’s view, an offer should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum ten (10) business day period generally is required to allow for adequate dissemination to stockholders and investor response.

Blyth has provided Merger Sub with Blyth’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase and related documents to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Blyth’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Following the purchase of Shares tendered, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement (or any other action by the Blyth stockholders) will be required in connection with the Merger. We are required, on the terms and subject to the conditions set forth in the Merger Agreement, to consummate the Merger as soon as practicable following the consummation of the Merger. As such, we do not expect there to be a significant period of time between the purchase of Shares in the Offer and the consummation of the Merger.

All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Merger Sub, in its sole discretion, which determination will be final and binding upon the tendering party.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Merger Sub will, promptly on or following the expiration of the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer. See Section 1—“Terms of the Offer”.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) original certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below), and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will Merger Sub pay interest on the Offer Price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Merger Sub may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Merger Sub will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Merger Sub gives oral or written notice to the Depositary of Merger Sub’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Merger Sub and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Merger Sub extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Merger Sub, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment pursuant to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, the Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tender of Shares. In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•	If you are a record holder and you hold uncertificated Shares in book-entry form with Blyth’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.

•	If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact the Information Agent for assistance.

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer. The Depositary will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required for the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. Shares may also be tendered if all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Merger Sub, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and

•	the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within three trading days after the date of execution of such Notice of Guaranteed Delivery: (A) if Shares being tendered are certificated, (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer and (3) any other documents required by the Letter of Transmittal; (B) if Shares being tendered are uncertificated and held in book-entry form on the books of the transfer agent, (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal; and (C) if Shares are being tendered by book-entry transfer, (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message, and (3) any other documents required by the Letter of Transmittal.

The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Merger Sub.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.

The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and the risk of the tendering stockholder, and delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when accepted for payment, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. The valid tender of Shares pursuant to any of the procedures described herein and in the instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and Merger Sub upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, upon the terms and subject to the conditions of any such extension or amendment).

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Merger Sub, in its sole discretion, which determination will be final and binding upon the tendering party. Merger Sub reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Merger Sub, be unlawful. Merger Sub also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Merger Sub. None of Parent, Merger Sub, Blyth, the Depositary, Georgeson Inc. (the “Information Agent”), or any other person is or will be under any duty to give notification of any defects or irregularities in tenders, or incur any liability for failure to give any such notification. Interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by Merger Sub in its sole discretion.

Appointment as Proxy. By executing the Letter of Transmittal, the tendering stockholder irrevocably appoints designees of Merger Sub as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Merger Sub, and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Such appointment will be effective when, and only to the extent that, Merger Sub accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective); and

•	the designees of Merger Sub will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Blyth’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

Merger Sub reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Merger Sub’s acceptance for payment of such Shares, Merger Sub must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Blyth’s stockholders.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) should complete and return the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal. Eligible tendering Non-U.S. Holders (as defined in Section 5—“Material United States Federal Income Tax Consequences”) should complete and submit IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable IRS Form W-8), which can be obtained from the Depositary or at www.irs.gov. For a more detailed discussion of backup withholding, see Section 5—“Material United States Federal Income Tax Consequences”.

4. Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Merger Sub pursuant to the Offer, may also be withdrawn at any time after November 12, 2015.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Merger Sub extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Merger Sub’s rights under the Offer, the Depositary may, nevertheless, on behalf of Merger Sub, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of Shares May Not be Rescinded. Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Merger Sub, in its reasonable discretion, whose determination will be final and binding upon the tendering party. None of Parent, Merger Sub, Blyth, the Depositary, the Information Agent or any other person is or will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a general summary of material U.S. federal income tax consequences of the Offer and the Merger to Blyth stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (xi) partnerships (or other entities treated as pass-through entities for U.S. federal income tax purposes) and persons who hold Shares through partnerships (or other such entities); (xii) persons that have a “functional currency” other than the U.S. dollar; and (xiii) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder (the “U.S. Treasury Regulations”) and administrative and judicial interpretations thereof. All of the foregoing is subject to change, possibly with retroactive effect, and could affect the tax consequences described below.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more “United States persons” (as defined under the Code) has the authority to control all the substantial decisions of the trust, or (b) that has a valid election under applicable U.S. Treasury Regulations to be treated as a “United States person”. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner, member or other owner in such partnership (or other such entity) will generally depend upon the status of the partner, member or other owner and upon the activities of the partnership (or other such entity). Partners, members or owners of partnerships (or other such entities) holding Shares should consult their tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. Holders of Shares should consult such holders’ own tax advisors as to the particular tax consequences to each such holder of the Offer and the Merger, including the application of U.S. federal, state, local and non-U.S. tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders. The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If a U.S. Holder holds Shares as capital assets for U.S. federal income tax purposes, such holder will generally recognize a capital gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in either case in an amount equal to the difference, if any, between the U.S. dollar amount received and such holder’s adjusted tax basis in such Shares. Gain or loss will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Any capital gain or loss recognized will be long-term capital gain or loss if a U.S. Holder’s holding period for such Shares exceeds one year. The deductibility of capital losses against ordinary income is subject to limitations.

Consequences of the Offer and the Merger to Non-U.S. Holders. Payments received with respect to Shares that a Non-U.S. Holder exchanges in the Offer or the Merger generally will be exempt from U.S. federal income tax, unless:

•	such holder’s gain, if any, on Shares is effectively connected with such holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to such holder’s permanent establishment in the United States), in which case (i) such holder will be subject to U.S. federal income tax in the same manner as if such holder were a U.S. Holder (except that such holder should provide an IRS Form W-8ECI instead of an IRS Form W-9, as described below under “—Backup Withholding”) and (ii) if such holder is a corporation, such holder may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•	such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case such holder will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year).

Backup Withholding. All payments to which a holder of Shares would be entitled pursuant to the Offer or the Merger will be subject to backup withholding, unless such holder (i) is an exempt recipient; or (ii) provides a taxpayer identification number (“TIN”) and certifies that no loss of exemption from backup withholding has occurred. A U.S. Holder should complete and sign the IRS Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. A Non-U.S. Holder should generally submit an IRS Form W-8BEN, W-8BEN-E or W-8ECI (or other applicable IRS Form W-8) attesting to such holder’s foreign status in order to qualify as an exempt recipient.

If a holder of Shares does not provide a correct TIN, such holder may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against such holder’s U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, a holder may obtain a refund by filing a U.S. federal income tax return. All holders of Shares should consult such holders’ own tax advisors as to such holders’ qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6. Price Range of Shares; Dividends.

The Shares trade on NYSE under the symbol “BTH”. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on NYSE based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2014
First Quarter	$10.94	$8.90
Second Quarter	$10.72	$7.42
Third Quarter	$9.88	$5.85
Fourth Quarter	$10.27	$7.68
Fiscal Year Ended December 31, 2015
First Quarter	$9.26	$7.01
Second Quarter	$7.98	$6.27
Third Quarter (through September 11, 2015)	$6.40	$2.72

On August 28, 2015, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on NYSE was $2.92.

On September 11, 2015, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on NYSE was $5.97.

Blyth has not paid any dividends since April 15, 2014, on which date a dividend in the amount of $0.05 per share was paid to the Blyth stockholders.

Stockholders are urged to obtain a current market quotation for Shares.

7. Certain Information Concerning Blyth.

General. The following description of Blyth and its business are taken from Blyth’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “10-K”) and is qualified in its entirety by reference to the 10-K. Blyth is a multi-channel company primarily focused on the direct-to-consumer market. Blyth’s products include an extensive array of decorative and functional household products such as candles, accessories, seasonal decorations, household convenience items and personalized gifts, as well as health, wellness and beauty related products. Blyth’s products can be found primarily throughout the United States, Canada, Mexico, Europe and Australia. Blyth manages all aspects of the international shopping experience, including site localization, multi-currency pricing, payment processing, fraud management, landed cost calculation, customs clearance and brokerage, and global logistics services, while maintaining the integrity of its customers’ brands and the consumer experience. During the past five years Blyth has disposed of some of its businesses. In February 2011, Blyth assigned all the assets and liabilities of the Boca Java business through a court approved assignment for the benefit of its creditors. In May 2011, Blyth sold substantially all of the net assets of its Midwest-CBK seasonal, home décor and home fragrance business. In October 2012, Blyth sold its Sterno business, which completed its strategic transformation from a multi-channel marketing company to a direct-to-consumer marketing company focused on the direct selling and direct marketing channels of distribution. In September 2014, Blyth entered into a recapitalization agreement with ViSalus that reduced its ownership interest in ViSalus from approximately 80.9% to 10.0%. As a result of its strategic transformation, Blyth reports its financial results in two business segments: Candles & Home Décor (which currently is its PartyLite business) and Catalog & Internet (which currently is its Silver Star Brands business).

Blyth is a Delaware corporation with its principal executive offices located at 59 Armstrong Road, Plymouth, Massachusetts 02360. The telephone number for Blyth is (508) 830-3100.

Available Information. Blyth is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Blyth’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of Blyth’s securities, any material interests of such persons in transactions with Blyth and other matters is required to be disclosed in proxy statements and periodic reports distributed to Blyth’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, N.E., Washington, D.C. 20549-0213. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549-0213. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Blyth, who file electronically with the SEC. The address of that site is http://www.sec.gov. Blyth also maintains an Internet website at http://www.blyth.com. The information contained in, accessible from or connected to Blyth’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Blyth’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

Sources of Information. Except as otherwise set forth herein, the information concerning Blyth contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of Sponsor, Parent, Merger Sub or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Blyth contained in such documents and records or for any failure by Blyth to disclose events which may have occurred or may affect the significance or accuracy of any such information.

Certain Projections. Blyth provided Parent and Merger Sub with certain unaudited projections concerning Blyth for the years 2015 through 2018, which are described under “Item 4. The Solicitation or Recommendation—Certain Blyth Forecasts” in Blyth’s Schedule 14D-9, which will be filed with the SEC and is being mailed to Blyth’s stockholders with this Offer to Purchase (the “Forecasts”).

Parent and Merger Sub understand from Blyth that Blyth does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. Blyth has advised Parent and Merger Sub that the Forecasts were prepared by Blyth’s management for internal use; were not prepared with a view toward public disclosure; and, accordingly, do not necessarily comply with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or GAAP. Parent and Merger Sub have been advised by Blyth that neither its independent registered public accounting firm, nor any other independent accountants, have audited, reviewed, compiled or performed any procedures with respect to the Forecasts or expressed any opinion or any form of assurance related thereto. The summary of the Forecasts was included in Blyth’s Schedule 14D-9 solely to give Blyth stockholders access to certain financial projections that were made available to Blyth’s Board of Directors and financial advisor and/or Parent and Merger Sub and were not included in Blyth’s Schedule 14D-9 to influence a Blyth stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

Blyth has advised Parent and Merger Sub that the Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Blyth’s management. Blyth has advised Parent and Merger Sub that because the Forecasts cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Other important factors that may affect Blyth’s actual results and result in the Forecasts not being achieved include, but are not limited to, the timing of regulatory approvals and introduction of new products, market acceptance of new products, impact of competitive products and pricing, the effect of global economic conditions, fluctuations in foreign currency exchange rates, and other risk factors described in Blyth’s SEC filings. In addition, Parent and Merger Sub have been advised by Blyth that the Forecasts may be affected by Blyth’s ability to achieve strategic goals, objectives and targets over the applicable period.

Blyth has advised Parent and Merger Sub that there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in Blyth’s Schedule 14D-9 should not be regarded as an indication that Blyth or any of its affiliates, advisors or representatives considered or consider the Forecasts to be necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. None of Parent, Merger Sub, Blyth, nor any of its or their respective affiliates, advisors, officers, directors or representatives, can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. Blyth has advised Parent and Merger Sub that it does not intend to make publicly available any update or other revision to the Forecasts, except as otherwise required by law. None of Parent, Merger Sub, Blyth, or any of its or their respective affiliates, advisors, officers, directors or representatives, has made or makes any representation to any Blyth stockholder or other person regarding the ultimate performance of Blyth compared to the information contained in the Forecasts or that the Forecasts will be achieved. Blyth has made no representation to Parent and Merger Sub, in the Merger Agreement or otherwise, concerning the Forecasts.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, Blyth stockholders are cautioned not to place undue, if any, reliance on the Forecasts.

8. Certain Information Concerning Sponsor, Parent and Merger Sub.

General. Merger Sub is a Delaware corporation with its principal offices located at 520 Madison Avenue, New York, NY 10022. The telephone number of Merger Sub is (212) 813-4900. Merger Sub is a direct wholly owned subsidiary of Parent. Merger Sub was formed for the purpose of making a tender offer for all of the Shares of Blyth and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

Parent is a Delaware corporation with its principal offices located at 520 Madison Avenue, New York, NY 10022. The telephone number of Parent is (212) 813-4900. Parent was formed by Sponsor solely for purposes of entering into a transaction with, and acquiring control of, Blyth and consummating the Offer and the other transactions contemplated by the Merger Agreement, including arranging the related financing transactions. Parent has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.

Sponsor is a Delaware limited partnership with its principal offices located at 520 Madison Avenue, New York, NY 10022. The telephone number of Merger Sub is (212) 813-4900. Sponsor is an affiliate of The Carlyle Group L.P. The Carlyle Group L.P. is a global alternative asset manager with $193 billion of assets under management across 128 funds and 159 fund of funds vehicles as of June 30, 2015. The Carlyle Group L.P.’s purpose is to invest wisely and create value on behalf of its investors, many of whom are public pensions. Carlyle invests across four segments—Corporate Private Equity, Real Assets, Global Market Strategies and Investment Solutions—in Africa, Asia, Australia, Europe, the Middle East, North America and South America. The Carlyle Group L.P. has expertise in various industries, including: aerospace, defense & government services, consumer & retail, energy, financial services, healthcare, industrial, real estate, technology & business services, telecommunications & media and transportation. The Carlyle Group L.P. employs more than 1,700 people in 35 offices across six continents.

The name, business address and telephone number, citizenship, present principal occupation and employment history of each of the directors, executive officers and control persons of Sponsor, Parent and Merger Sub are set forth in Schedule I hereto. None of Sponsor, Parent, Merger Sub, its or their affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Sponsor, Parent, Merger Sub, its or their affiliates, or, to the best of their knowledge, any of the persons listed in Schedule I hereto has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) none of Sponsor, Parent, Merger Sub, its or their affiliates or, to their knowledge, any of the persons listed in Schedule I hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of Blyth, and (ii) none of Sponsor, Parent, Merger Sub, its or their affiliates, or to their knowledge, any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of Blyth during the past 60 days.

Except as set forth elsewhere in this Offer to Purchase (including Schedule I hereto), (i) none of Sponsor, Parent, Merger Sub or, to their knowledge, any of the persons listed on Schedule I hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Blyth and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the SEC between Sponsor, Parent, Merger Sub or any of its or its or their affiliates or, to their knowledge, any of the persons listed in Schedule I hereto, on the one hand, and Blyth or any of its executive officers, directors and/or affiliates, on the other hand.

Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Sponsor, Parent, Merger Sub, or any of its or their affiliates or, to their knowledge, any of the persons listed in Schedule I hereto, on the one hand, and Blyth or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Merger Sub filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning (800) SEC-0330. Parent filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9. Source and Amount of Funds.

The Offer is not conditioned upon Merger Sub or Parent obtaining financing to fund the purchase of Shares pursuant to the Offer and the Merger. Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) we and Parent have cash on hand that will be sufficient to finance the payments to be made in the Offer and the Merger, (iii) the Offer is to purchase all issued and outstanding Shares, (iv) if the Offer is consummated, then we will acquire all remaining Shares for the same per Share cash price in the Merger (subject to certain appraisal rights under Section 262 of the DGCL) and (v) there is no financing condition to the completion of the Offer, we believe the financial condition of Parent and Merger Sub is not material to a decision by a holder of Shares whether to sell, hold or tender Shares pursuant to the Offer.

Parent and Merger Sub estimate that the total funds required to purchase all issued and outstanding Shares pursuant to the Offer and to complete the Merger pursuant to the Merger Agreement will be approximately $98 million, including related transaction fees and expenses.

Parent has received an equity commitment letter from the Sponsor (the “Equity Commitment Letter”) pursuant to which the Sponsor has committed to invest up to $97,999,650 in cash. The Sponsor may assign all or a portion of its obligations to one or more affiliates or any third party, and in such event the amount so invested in or contributed to Parent on or prior to the Closing Date shall reduce the amount payable by the Sponsor in respect of the Commitment on a dollar-for-dollar basis; provided, however, that no such purchases shall relieve the Sponsor of its obligations under the Equity Commitment Letter. Parent will provide Merger Sub with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger.

The Sponsor’s commitment is conditioned upon (i) with respect to the Shares validly tendered pursuant to the Offer, the satisfaction of all conditions precedent to the obligations of Parent and Merger Sub to consummate the Offer set forth in the Merger Agreement (without any waiver of any such condition, except waivers in which Parent and Merger Sub concur in writing) and (ii) with respect to the remaining portion of the merger consideration, the Shares subject to vesting or other lapse restrictions (“Restricted Shares”) and Restricted Stock Units, either the contemporaneous consummation of the Closing or the obtaining by Blyth in accordance with the terms and conditions Section 9.12 of the Merger Agreement of an order requiring Parent to cause the Equity Commitment to be funded and to consummate the Merger. In addition, the Sponsor’s obligations will expire automatically upon the earlier to occur of (a) valid termination of the Merger Agreement, and (b) the Closing under the Merger Agreement and the payment by Parent and Merger Sub of the amounts payable thereunder, together with all related fees and expenses, and (c) the assertion by Blyth or any of its controlled affiliates of any action relating to the Equity Commitment Letter, the Merger Agreement or the transactions contemplated thereby.

10. Background of the Offer; Past Contacts or Negotiations with Blyth.

The information set forth below regarding Blyth not involving Parent or Merger Sub was provided by Blyth, and none of Parent, Merger Sub or any of their affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which none of Parent, Merger Sub or any of their affiliates or representatives participated.

Background of the Offer

The following paragraphs describe negotiations and material contacts between representatives of Parent or Merger Sub (including their directors and executive officers) and representatives of Blyth concerning the Merger Agreement. For a review of Blyth’s additional activities, please refer to Blyth’s Schedule 14D-9 that will be filed with the SEC and mailed to all Blyth stockholders.

The Carlyle Group L.P. (“Carlyle Group”), an affiliate of Parent and Merger Sub, is a global private equity firm that invests in a wide range of sectors. Carlyle Group regularly identifies and evaluates business opportunities as part of its ongoing strategy to enhance stockholder value. As part of this process, Carlyle Group was approached about a potential transaction involving Blyth.

On May 1, 2015, certain representatives of Carlyle Group were contacted by representatives of Threadstone Partners, LLC (“Threadstone”), Parent’s financial advisor, to discuss a potential transaction involving Blyth, including Carlyle Group’s involvement from a financial perspective. The representatives of Carlyle Group and Threadstone discussed the markets in which Blyth operates, including the state of the candle and home fragrance market in general, trends in and prospects for the industry, and certain perspectives regarding Blyth’s historical and current financial metrics and performance, businesses and prospects. The representatives of Carlyle Group and Threadstone determined that Sponsor was the appropriate entity within Carlyle Group to utilize in exploring the potential transaction.

On May 8, 2015, certain representatives of Threadstone met with certain executives of Sponsor to further discuss the potential transaction involving Blyth, as well Sponsor’s potential role in such transaction.

On May 11, 2015, representatives from Carlyle Group met with representatives from Sponsor and Threadstone to further discuss a potential acquisition of Blyth. The attendees discussed the capital structure and financial and operational performance of Blyth, including certain perspectives regarding Blyth’s historical and current financial metrics and performance, business and prospects, and the competitive market in which Blyth operates. The attendees discussed considerations regarding potential strategic alternatives involving Blyth, the possible management strategies, and next steps in the process, including an in-person meeting with representatives from Blyth. Later that afternoon, on behalf of Carlyle Group, Threadstone informed representatives of Blyth of an unnamed private equity client had expressed a potential interest in pursuing a strategic transaction involving Blyth.

On May 14, 2015, Threadstone informed representatives of Blyth that the previously unnamed private equity firm was Carlyle Group, and that Threadstone was acting on Carlyle Group’s behalf.

On May 18, 2015, Carlyle Investment Management L.L.C., an affiliate of Carlyle Group, entered into a confidentiality agreement with Blyth (the “Confidentiality Agreement”) in order to receive confidential information from Blyth and begin due diligence efforts.

Following the execution of the Confidentiality Agreement, Blyth granted Sponsor and its affiliates access to the virtual data room containing business, financial and legal due diligence information of Blyth. Throughout the process leading to the execution of the Merger Agreement, the virtual data room was updated with new information, including information requested by Sponsor and its advisors. Representatives of Carlyle Group and its advisors periodically met with representatives from Blyth throughout this process to discuss the due diligence findings and ask follow up questions. During this time period, Carlyle Group also engaged Boston Consulting Group and Winfield Consulting, LLC to conduct commercial due diligence of Blyth, ERM Group, Inc. to conduct environmental due diligence of Blyth, Marsh LLC to conduct insurance diligence of Blyth, Ropes & Gray LLP to conduct due diligence of Blyth with respect to the Foreign Corrupt Practices Act of 1977, as amended, Latham & Watkins LLP to assist with antitrust approvals in the proposed transaction, PricewaterhouseCoopers LLC to conduct accounting, tax and human resources due diligence and White & Case LLP (“White & Case”), outside legal advisor to Carlyle Group, to conduct legal due diligence.

On May 20, 2015, Carlyle Group submitted a preliminary, indication of interest to Blyth setting forth its proposal to acquire 100% of the outstanding Shares with an initial valuation within the range of $9.00 and $9.75 per share based on certain assumptions and subject to certain conditions, including satisfactory completion of financial, business, accounting, tax and legal due diligence and the absence of any material adverse change in the business, operations, condition (financial or otherwise), assets or liabilities of Blyth. Carlyle Group’s valuation of Blyth was based on, among other things, the financial projections made available by Blyth to Carlyle Group, Blyth’s net cash balance as set forth on its most recent balance sheet in the amount of $24 million, Blyth’s then-estimate of Blyth’s 2015 expected adjusted EBITDA and the market price for the Shares. The midpoint of Carlyle Group’s May 20 indication of interest represented a 26 percent premium over the then-current trading price of the Shares ($7.42).

On June 17, 2015, Parent formally engaged Threadstone to act as its financial advisor. Parent selected Threadstone on the basis of its experience in similar transactions, its reputation in the investment banking community and its familiarity with Blyth.

On June 23, 2015, Blyth and Carlyle Group entered into an expense reimbursement agreement, pursuant to which Blyth agreed to reimburse Carlyle Group (a) for up to $0.5 million of its documented, out-of-pocket fees and expenses incurred after May 8, 2015 in connection with a potential transaction, payable in the event that either party informs the other party in writing that it is not interested in pursuing a transaction and (b) for up to an additional $1 million of its documented, out-of-pocket fees and expenses, payable in the event that the Company abandoned its interest in pursuing a transaction with Carlyle Group at such a time that Carlyle Group affirmatively was pursuing an acquisition of the Company at a per share price of at least $9.00 per share.

On June 25, 2015 and June 26, 2015, representatives of Blyth’s and PartyLite’s senior management and Threadstone visited Carlyle Group’s headquarters to discuss due diligence of Blyth.

On July 28, 2015, White & Case sent a draft Merger Agreement to Wachtell, Lipton, Rosen & Katz LLP (“WLRK”), outside legal advisor to Blyth, which contemplated that Merger Sub would initiate a tender offer for all of the outstanding Shares. The draft Merger Agreement also contemplated a tender and support agreement to be executed by certain stockholders of Blyth whereby such stockholders would agree to tender their Shares in favor of the Offer and against any offer until the Merger Agreement was terminated by its terms. The parties also contemplated an equity commitment letter from Sponsor in favor of Parent to provide sufficient financing to complete the Offer.

On August 3, 2015, members of Blyth’s management and representatives of Carlyle Group discussed Blyth’s Forecasts. A more complete description of the Forecasts is set forth in Blyth’s Solicitation/Recommendation Statement on Schedule 14D-9, which is being mailed to you with this Offer to Purchase.

On August 4, 2015, WLRK sent a revised draft of the Merger Agreement to White & Case, which included revisions to the scope of Blyth’s representations and warranties, the terms of the non-solicitation covenant, the scope of the interim operating covenants, the size of the termination fee and the circumstances under which it would be payable and conditions to the offer provisions.

On August 7, 2015, Carlyle Group sent a second indication of interest to Blyth setting forth its proposal to acquire 100% of the outstanding Shares with a revised offer price of $7.00 per share given certain assumptions and subject to the following conditions: (i) satisfactory completion of confirmatory financial, business, and legal due diligence, (ii) completion of negotiation of a mutually satisfactory definitive merger agreement, (iii) final approval of a definitive transaction by Carlyle Group’s Investment Committee, (iv) no material adverse change in the business, operations, condition (financial or otherwise), assets or liabilities of Blyth, (v) satisfaction of all other closing conditions to be set forth in the definitive merger agreement and (vi) receipt of any necessary stockholder, third party or regulatory approvals. Carlyle Group’s revised offer price was attributable, among other things, to disclosure by Blyth’s mid -year revised financial forecast, including Carlyle Group’s then-estimate based on the Forecasts, of Blyth’s 2015 expected adjusted EBITDA and a decrease of Blyth’s net cash balance to a value of $13 million. Carlyle Group’s August 7 indication of interest represented a 72 percent premium over the then-current trading price of the Shares ($4.08).

On August 14, 2015, White & Case sent a revised draft Merger Agreement to WLRK, which included revisions to the scope of the non-solicitation covenant, material adverse effect definition, the terms of the director and officer indemnification covenant, circumstances of the payment of the termination fee and conditions to the offer provisions.

On August 17, 2015, representatives of White & Case, WLRK, Carlyle Group and Blyth met telephonically to discuss the terms of the draft Merger Agreement, Support Agreement, due diligence matters, and other issues associated with the proposed transaction, including the tender offer process.

Between August 20, 2015 and August 30, 2015, representatives of White & Case and WLRK continued to negotiate and exchange drafts of the Merger Agreement, Support Agreement and Equity Commitment Letter. Representatives of White & Case, WLRK, Threadstone, Carlyle Group and Blyth continued to meet telephonically during this time period to discuss the status of the proposed transaction.

On August 27, 2015, representatives from Carlyle Group, and Mr. Robert B. Goergen, Jr., President and Chief Executive Officer of Blyth, spoke telephonically. On the phone call, the representatives of Carlyle Group discussed the continuing turbulence in the price of the Shares and discussed their concerns stemming from recent global market conditions. The representatives of Carlyle Group noted that they had reevaluated the proposed transaction to take into account recent turmoil in the financial markets and the decline in equity prices.

Specifically, from the August 7 closing price through the close of the Dow Jones Industrial Average (“DJIA”) on August 26, the DJIA declined 6.3%, including volatility during that period resulting in a decline of 11.5% from the August 7 closing price at the DJIA’s lowest point. The representatives of Carlyle Group stated that, as a result of their reevaluation, certain representatives of Carlyle Group advocated internally for reducing the proposed consideration from $7.00 per share to $5.50 per Share, but Carlyle Group ultimately decided to offer $6.00 with instructions not to increase the price above $6.00. Throughout the call, Mr. Goergen, Jr. negotiated for an increase in the proposed offering price. The representatives of Carlyle Group informed Mr. Goergen, Jr. that they were unwilling to increase the proposed offering price above $6.00 per Share and that Carlyle Group would retract its offer and terminate discussions if Blyth demanded an offering price above $6.00 per Share. Mr. Goergen, Jr. informed the representatives of Carlyle Group that he would discuss the new proposed offering price with the Blyth board of directors.

On August 30, 2015, representatives of Carlyle Group and Blyth finalized the terms of the Merger Agreement and the Offer, including a price of $6.00 per share, the Support Agreement and the Equity Commitment Letter. The $6.00 per share price set forth in the Offer represented a 105 percent premium over the then-current trading price of the Shares ($2.92). Thereafter, at the request of the Blyth board of directors, Houlihan Lokey verbally rendered its opinion to the Blyth board of directors (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Blyth board of directors dated August 30, 2015), to the effect that, as of that date and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Offer Price of $6.00 per Share to be received by the holders of Shares in the transaction was fair to such holders from a financial point of view.

Also on August 30, 2015, the parties executed the Merger Agreement and the appropriate parties executed and delivered the Support Agreement and the Equity Commitment Letter. On August 31, 2015, Carlyle Group and Blyth issued a joint press release announcing the execution of the Merger Agreement.

On September 14, 2015, Sponsor, Parent and Merger Sub commenced the Offer.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other agreements between Blyth and Parent and their respective related parties, see Section 8 — “Certain Information Concerning Parent and Merger Sub,” Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Other Agreements.”

11. The Transaction Agreements.

The following are summaries of the material terms of the Merger Agreement, the Support Agreement and the Confidentiality Agreement. They have been included to provide investors and stockholders with information regarding the terms of such agreements. The summaries are not intended to provide any other factual information about Blyth, its stockholders or executives, Parent or Merger Sub, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Merger. The representations, warranties and covenants contained in the agreements were made only as of specified dates for the purposes of such agreements, were made solely for the benefit of the parties to the agreements and may be subject to qualifications and limitations agreed upon by the parties. In particular, the representations, warranties and covenants contained in the agreements and described in the following summary were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts, and may have been qualified by confidential disclosures. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and to reports and documents filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since the date of the agreements, which subsequent information may or may not be fully reflected in this Offer to

Purchase or the parties’ public disclosures. Investors are not third-party beneficiaries under the agreements. Accordingly, investors are strongly encouraged not to rely on such representations, warranties and covenants as characterizations of the actual state of facts or condition of Blyth, Parent, Merger Sub, any of their respective subsidiaries or affiliates, or any other party.

The following summaries of the Merger Agreement, the Support Agreement and the Confidentiality Agreement do not purport to be complete and are qualified in their entirety by reference to the definitive agreements themselves, which have been filed as exhibits to the Tender Offer Statement on Schedule TO filed with the SEC, and may be examined and copied as set forth in Section 8—“Certain Information Concerning Sponsor Parent and Merger Sub”. For a complete understanding of each of the agreements, holders of Shares are encouraged to read the full text of each definitive agreement.

The Merger Agreement

The Offer. The Merger Agreement provides that Parent will cause Merger Sub to commence the Offer as promptly as practicable (but in no event later than ten (10) business days) after the date of the Merger Agreement. The obligation of Merger Sub to accept for payment Shares validly tendered and not properly withdrawn pursuant to the Offer are subject only to the satisfaction, or waiver by Merger Sub if permitted under the Merger Agreement, of the Offer Conditions described in Section 15—“Certain Conditions of the Offer”. Parent and Merger Sub expressly reserve the right to increase the Offer Price. However, Parent and Merger Sub will not (without the prior written consent of Blyth): (i) change or waive the Minimum Condition; (ii) decrease the number of Shares sought to be purchased by Merger Sub in the Offer; (iii) reduce the Offer Price; (iv) extend or otherwise change the expiration date of the Offer (except to the extent required by the Merger Agreement); (v) change the form of consideration payable in the Offer; or (vi) amend, modify or supplement any of the Offer Conditions or terms of the Offer in a manner that adversely affects the holders of Shares.

The Offer is initially scheduled to expire at 11:59 P.M., New York City time, on October 13, 2015 (the “Initial Expiration Date”), which is twenty (20) business days after the commencement of the Offer. Notwithstanding the foregoing, (i) Merger Sub will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or the NYSE that is applicable to the Offer; provided, that in no event will Merger Sub be required to extend the Offer beyond the Outside Date, (ii) if, on the Initial Expiration Date or any subsequent date as of which the Offer is scheduled to expire, any Offer Condition is not satisfied and has not been waived, then, to the extent requested in writing by Blyth no less than two (2) Business Days prior to the applicable expiration date, Merger Sub will extend the Offer for one or more periods ending no later than the Outside Date, to permit such Offer Condition to be satisfied; provided, however, that no individual extension will be for a period of more than ten (10) Business Days, and (iii) Merger Sub may, in its discretion, elect to provide for a subsequent offering period (and one or more extensions thereof) in accordance with Rule 14d-11 promulgated under the Exchange Act following the Acceptance Time.

Subject to the terms and conditions set forth in the Merger Agreement and the Offer, Parent will cause Merger Sub to, and Merger Sub will, accept for payment and pay for all Shares validly tendered and not withdrawn during such subsequent offering period as promptly as practicable after any such Shares are tendered during such subsequent offering period and in any event in compliance with Rule 14e-1(c) promulgated under the Exchange Act.

The Offer may be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with the Merger Agreement), but only if the Merger Agreement is validly terminated in accordance with its terms. Merger Sub will promptly return, or cause any depositary acting on behalf of Merger Sub to promptly return, in accordance with applicable law, all tendered Shares to the registered holders thereof promptly after any termination of the Offer.

The Offer Price will be adjusted to the extent appropriate to reflect the effect of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or similar transaction with respect to the Shares occurring or having a record date on or after the date of the Merger Agreement and prior to the payment by Merger Subs for the Shares.

Parent will cause to be provided to Merger Sub all of the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer, and will cause Merger Sub to perform, on a timely basis, all of Merger Sub’s obligations under the Merger Agreement.

Board of Directors. The Merger Agreement provides that, after the Acceptance Time, and at all times thereafter, Blyth will, upon Parent’s request and subject to compliance with applicable law, take all actions reasonably necessary to cause persons designated by Parent to become directors of Blyth so that the total number of such persons equals that number of directors, rounded up to the nearest whole number, determined by multiplying (i) the total number of directors on the Blyth board of directors by (ii) the percentage that the number of Shares beneficially owned by Parent, Merger Sub or any of their respective affiliates bears to the total number of Shares outstanding at the Acceptance Time. Blyth will take all actions reasonably necessary to permit Parent’s designees to be elected to the Blyth board of director, including using commercially reasonable efforts to secure the resignations of directors, promptly filling vacancies or newly created directorships on the Blyth board of directors, increasing the size of the Blyth board of directors, and/or amending Blyth’s bylaws; provided, however, that prior to the Merger Effective Time, the Blyth board of directors will always have at least three (3) directors who are on the Blyth board of directors immediately prior to the Acceptance Time and who remain on the Blyth board of directors (“Continuing Directors”).

The Blyth board of directors will have at least such number of directors who may be required by the rules of the NYSE or the federal securities laws who are considered independent within the meaning of such rules and laws until the Merger Effective Time.

Following the election or appointment of Parent’s designees to the Blyth board of directors, and until the Merger Effective Time, the approval of a majority of the Continuing Directors will be required to authorize (i) any amendment to or termination of the Merger Agreement by Blyth; (ii) any amendment to the Blyth charter or Blyth bylaws; (iii) any extension of time for the performance of any of the obligations or other acts of Parent or Merger Sub; (iv) any enforcement or waiver of compliance with any covenant of Parent or Merger Sub or any condition to any obligation of Blyth or any exercise, enforcement or waiver of any right of Blyth under the Merger Agreement; (v) any Company Adverse Recommendation Change; and (vi) any other consent or action by Blyth or the Blyth board of directors with respect to the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. The authorization of such matter by a majority of the Continuing Directors will constitute the authorization of such matter by the Blyth board of directors, and no other action on the part of Blyth or any other director of Blyth will be required to authorize such matter.

The Merger. The Merger Agreement provides that, on the terms and subject to the conditions set forth therein, and in accordance with the DGCL, at the Merger Effective Time, Merger Sub will be merged with and into Blyth and the separate corporate existence of Merger Sub will thereupon cease. Blyth will continue as the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of Blyth with all its property, rights, privileges, immunities, powers and franchises will continue unaffected by the Merger. At the Merger Effective Time, all of the properties, rights, privileges, immunities, powers and franchises of Blyth and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities, and duties of Blyth and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

At the Merger Effective Time, the Blyth charter will be amended and restated in its entirety to read as set forth on Exhibit A to the Merger Agreement. As so amended, the Blyth charter will be the certificate of incorporation of the Surviving Corporation until thereafter further amended as provided therein or by applicable law. At the

Merger Effective Time, the bylaws of Merger Sub in effect immediately prior to the Merger Effective Time will be the bylaws of the Surviving Corporation, except that the bylaws of the Surviving Corporation will be amended as of the Merger Effective Time to change the name of the Surviving Corporation to “Blyth, Inc.”, until thereafter amended as provided therein or by applicable law.

Unless the Merger Agreement has been terminated in accordance with its terms, the closing of the Merger (the “Closing”) will occur as soon as practicable (but in no event later than the third (3rd) Business Day) after all of the conditions to Closing set forth in the Merger Agreement (other than conditions which by their terms are required to be satisfied or waived at the Closing, but subject to the satisfaction or waiver of such conditions) will have been satisfied or waived by the party entitled to the benefit of the same, or at such other time and on a date as agreed to by the parties (the “Closing Date”). Subject to the provisions of the Merger Agreement, as soon as practicable on the Closing Date, the parties will file a Certificate of Merger as contemplated by the DGCL, together with any required related certificates, filings or recordings with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL. The Merger will become effective upon the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or at such later date and time as Blyth and Parent may agree upon and as is set forth in such Certificate of Merger (such time, the “Merger Effective Time”). The Merger will be governed by Section 251(h) of the DGCL.

From and after the Merger Effective Time, the directors of Merger Sub immediately prior to the Merger Effective Time will be the directors of the Surviving Corporation and the officers of Blyth immediately prior to the Merger Effective Time will be the officers of the Surviving Corporation, in each case, until their respective successors are duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

Effect of the Merger on Capital Stock.

At the Merger Effective Time:

•	each Share issued and outstanding immediately prior to the Merger Effective Time (other than (i) Shares held by Parent, Merger Sub or Blyth, (ii) Shares held by any subsidiary of either Blyth or Parent (other than Merger Sub) (such Shares contemplated by clauses (i) and (ii), the “Excluded Shares”) and (iii) Shares with respect to which the holder thereof will have properly complied with the provisions of Section 262 of the DGCL as to appraisal rights (“Dissenting Shares”)) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest (the per share cash consideration to be issued to such holders of such Shares, the “Merger Consideration”);

•	each Share converted into the right to receive Merger Consideration will no longer be outstanding and will automatically be canceled and retired and will cease to exist;

•	each Excluded Share issued and outstanding immediately prior to the Merger Effective Time, by virtue of the Merger, will cease to be outstanding and will be automatically canceled and retired without payment of any consideration therefor and will cease to exist; and

•	each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Merger Effective Time will be converted into one newly and validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

As of the Merger Effective Time, each certificate that immediately prior to the Merger Effective Time represented any Shares which converted into the right to receive Merger Consideration (each, a “Certificate”) or Shares represented by book-entry (the “Book-Entry Shares”) (other than Certificates or Book-Entry Shares representing Excluded Shares or Dissenting Shares) will thereafter represent only the right to receive the Merger Consideration (less any required withholdings, including withholding of taxes) upon surrender of such Certificate or transfer of such Book-Entry Shares.

Treatment of Blyth Equity Awards.

•	At the Merger Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Surviving Corporation or any holder of Restricted Shares, each Restricted Share that is outstanding immediately prior to the Merger Effective Time (whether vested or unvested) will be fully vested and become free of all vesting restrictions immediately prior to the Merger Effective Time, and, will no longer be outstanding and will be canceled, retired and will automatically cease to exist and be converted into the right to receive (without duplication), in respect of each underlying Share, an amount in cash from the Surviving Corporation (without interest and less any applicable taxes required to be withheld with respect to such payment) equal to the Merger Consideration. No interest will be paid or accrued on any cash payable with respect to any Restricted Share.

•	At the Merger Effective Time and without any further action on the part of Parent, Merger Sub, the Surviving Corporation or any holder of Restricted Stock Units, each Restricted Stock Unit that is issued and outstanding immediately prior to the Merger Effective Time (whether vested or unvested) will be fully vested and will be cancelled, with the holder of each such Restricted Stock Unit becoming entitled to receive (without duplication) from the Surviving Corporation an amount in cash (without interest and less any applicable taxes required to be withheld with respect to such payment) equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Shares subject to such Restricted Stock Unit held by such holder immediately prior to the Merger Effective Time. As of the Merger Effective Time, all Restricted Stock Units will no longer be outstanding and will automatically cease to exist, and each holder of a Restricted Stock Unit will cease to have any other rights with respect thereto. No interest will be paid or accrued on any cash payable with respect to any Restricted Stock Units.

Representations and Warranties. In the Merger Agreement, Blyth has made customary representations and warranties to Parent and Merger, which are subject to specified exemptions and qualifications contained in the Merger Agreement and the confidential disclosure letter that Blyth delivered to Parent and Merger Sub concurrently with the execution of the Merger Agreement and to certain disclosure in Blyth’s SEC filings prior to the date of the Merger Agreement, including representations relating to, among other things:

•	corporate matters such as organization, standing, corporate power and authority and qualification;

•	capitalization, including the number of Shares issued and outstanding;

•	subsidiaries;

•	authority relative to the Merger Agreement;

•	required regulatory filings, consents and approvals in connection with the execution, delivery and performance of Blyth of the Merger Agreement and the consummation by Blyth of the transactions contemplated by the Merger Agreement;

•	absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws, in each case, arising out of the execution, delivery and performance by Blyth of the Merger Agreement and the consummation by Blyth of the transactions contemplated by the Merger Agreement;

•	SEC reports and Blyth’s financial statements;

•	absence of certain undisclosed liabilities;

•	absence of certain changes and a material adverse effect on Blyth;

•	litigation matters;

•	compliance with applicable laws and permits;

•	real properties;

•	tax matters;

•	rights with respect to the intellectual property owned or used by Blyth and its subsidiaries;

•	information technology matters;

•	security and privacy matters;

•	employee benefits matters;

•	labor matters;

•	certain material contracts of Blyth and its subsidiaries;

•	environmental matters;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9;

•	maintenance of certain insurance policies by Blyth and its subsidiaries;

•	absence of certain interested party transactions;

•	inapplicability of state takeover laws and regulations to the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	receipt by Blyth of an opinion from its financial advisor;

•	broker’s, finder’s, financial advisor’s and similar fees and commissions;

•	absence of indemnifiable claims;

•	product liability and warranty claims;

•	customers and suppliers; and

•	assuming that the transactions contemplated by the Merger Agreement are consummated in accordance with Section 251(h) of the DGCL, the absence of any vote or consent required of the Blyth stockholders to authorize the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

The representations and warranties in the Merger Agreement made by Blyth are, in certain cases, modified by “knowledge”, “materiality” and “Company Material Adverse Effect” qualifiers. For purposes of the Merger Agreement, “Company Material Adverse Effect” means any event, occurrence, fact, condition, change, development or effect that is, or would reasonably be expected to be, materially adverse to the business, assets, properties, liabilities, results of operations or condition (financial or otherwise) of Blyth and its subsidiaries, taken as a whole. The definition of “Company Material Adverse Effect” excludes the following from constituting or being taken into account in determining whether there has been a Company Material Adverse Effect:

•	general economic, regulatory or political conditions or changes therein;

•	financial or security market fluctuations or conditions;

•	changes in, or events affecting, the industries in which Blyth and its subsidiaries operate;

•	acts of war or terrorism;

•	natural disasters;

•	any effect arising out of a change in GAAP or applicable law;

•	any failure by Blyth to meet any estimates or outlook of revenues or earnings or other financial projections (as distinguished from any event, occurrence, fact, condition, change, development or effect giving rise to or contributing to such failure);

•	any action taken by Parent or any of its affiliates; and

•	the taking of any action by Blyth or any of its subsidiaries expressly required by, or the failure by Blyth or any of its subsidiaries to take any action expressly prohibited by, the Merger Agreement; provided that Blyth will have requested that Parent waive the applicable provision of the Merger Agreement and the parent will have refused to grant such waiver, except, in the cases of the first six bullet points, any such event, occurrence, fact, condition, change, development or effect does not disproportionately affect Blyth and its subsidiaries relative to other participants in the industries in which Blyth or its subsidiaries operate.

Additionally, the Merger Agreement provides that Blyth has represented that the Blyth board of directors, by resolutions duly adopted by vote at a meeting of Blyth board of directors duly called and held at which all of the directors of Blyth were present and have unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and fair to, and in the best interests of, Blyth and its stockholders, (ii) authorized, adopted and approved the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, (iv) resolved to recommend that Blyth stockholders tender their Shares into the Offer and, if required, adopt and approve the Merger Agreement, and (v) resolved that the Merger Agreement and the Merger will be governed by and effected under Section 251(h) of the DGCL and that the Merger will be consummated as soon as practicable following Acceptance Time, and such resolutions have not been rescinded, withdrawn or modified in any way.

In the Merger Agreement, Parent and Merger Sub have also made customary representations and warranties to Blyth that are subject to specified exemptions and qualifications contained in the Merger Agreement and the confidential disclosure letter that Parent and Merger Sub delivered to Blyth concurrently with the execution of the Merger Agreement. Parent’s and Merger Sub’s representations and warranties are, in certain cases, modified by “knowledge”, “materiality” and “Parent Material Adverse Effect” qualifiers. For the purposes of the Merger Agreement, “Parent Material Adverse Effect” means any event, occurrence, fact, condition, change, development, or effect that would, or would reasonably be likely to materially adversely affect the ability of Parent to perform its obligations under the Merger Agreement and the transactions contemplated by the Merger Agreement.

Parent’s and Merger Sub’s representations and warranties, include representations relating to, among other things:

•	corporate matters such as organization, standing, corporate power and authority and qualification;

•	authority relative to the Merger Agreement;

•	required regulatory filings, consents and approvals in connection with the execution, delivery and performance of Parent and Merger Sub of the Merger Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by the Merger Agreement;

•	absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws, in each case, arising out of the execution, delivery and performance by Parent and Merger Sub of the Merger Agreement and the consummation by Parent and Merger Sub of the transactions contemplated by the Merger Agreement;

•	availability of sufficient funds to consummate the transactions contemplated by the Merger Agreement;

•	ownership of Shares;

•	broker’s, finder’s, financial advisor’s or other similar fees or commissions;

•	accuracy of information supplied for purposes of the offer documents and the Schedule 14D-9; and

•	certain arrangements and investments.

None of the representations and warranties contained in the Merger Agreement will survive beyond the Merger Effective Time.

Conduct of Business. The Merger Agreement contains certain covenants restricting the conduct of business by Blyth from the date of the Merger Agreement until such time as Parent’s designees will constitute a majority of the Blyth board of directors or the earlier termination of the Merger Agreement in accordance with its terms. In general, Blyth has agreed that, except as expressly required or expressly contemplated by the Merger Agreement, as set forth on the confidential disclosure letter that Blyth delivered to Parent and Merger Sub concurrently with the execution of the Merger Agreement, as required by applicable law or as consented to in writing by Parent, which consent may not be unreasonably withheld, conditioned or delayed, Blyth will, and will cause each of its subsidiaries to:

•	conduct its business in the ordinary course consistent with past practice;

•	use its reasonable best efforts to preserve intact its business organization and goodwill and relationships with customers, suppliers, licensors, licensees, distributors, governmental authorities and other third parties and to keep available the services of its current officers and employees;

•	use its reasonable best efforts to protect Blyth intellectual property, and to avoid infringing, violating, or misappropriating any intellectual property of any third party, to the end that Blyth’s and its subsidiaries’ goodwill and ongoing business will not be impaired in any material respect as of the Closing Date; and

•	comply in all material respects with all laws, order and governmental permits applicable to them.

Blyth has also agreed that from the date of the Merger Agreement until such time as Parent’s designees will constitute a majority of the Blyth board of directors or the earlier termination of the Merger Agreement in accordance with its terms, except as expressly required or expressly contemplated by the Merger Agreement, as set forth on the confidential disclosure letter that Blyth delivered to Parent and Merger Sub concurrently with the execution of the Merger Agreement, as required by applicable law or as consented to in writing by Parent, which consent may not be unreasonably withheld, conditioned or delayed, Blyth will not take certain actions (subject to exceptions specified in the Merger Agreement), including that, among others:

•	Blyth will not and will cause each of its subsidiaries not to amend or restate, or propose to amend or restate their respective organizational documents;

•	Blyth will not, and will not permit any of its subsidiaries to, (i) authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, encumber or transfer or agree or commit to issue, deliver, sell, pledge, dispose of, grant, encumber or transfer any equity interests of Blyth or any of its subsidiaries or securities convertible into or exchangeable for, or any options, warrants, or other rights of any kind to acquire, any equity interests of Blyth or any of its subsidiaries, (ii) enter into any amendment of any term of any of its outstanding securities or (iii) accelerate the vesting of any equity interests to the extent that such acceleration of vesting does not occur automatically under the terms of any such equity interests or plans governing such equity interests;

•	Blyth will not, and will not permit any of its subsidiaries to, sell, pledge, dispose of, transfer, lease, license, or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, or encumbrance of, any tangible property or assets of Blyth or any of its subsidiaries, except for sales of inventory in the ordinary course of business consistent with past practice or otherwise in the ordinary course of business consistent with past practice in an amount not to exceed $75,000 individually and $250,000 in the aggregate;

•	Blyth will not, and will not permit any of its subsidiaries to, (i) acquire or agree to acquire any business or other assets or (ii) merge or consolidate with any other Person, except that (A) a subsidiary of Blyth may merge with another subsidiary of Blyth, (B) inventory and raw materials in the ordinary course of business consistent with past practice, and (C) any assets for a consideration that is not individually in excess of $75,000 or in the aggregate not in excess of $250,000;

•	subject to certain exceptions, Blyth will not, and will not permit any of its subsidiaries to, and will not propose or commit to, (i) declare, set aside, make or pay any dividend or other distribution with respect to any of the capital stock of Blyth or enter into any agreement with respect to the voting of the capital stock of Blyth, (ii) reclassify, combine, split or subdivide any capital stock of Blyth or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its or its subsidiaries’ capital stock or (iii) redeem, purchase or otherwise acquire, directly or indirectly, or modify or amend, any equity interests of Blyth or any of its subsidiaries;

•	subject to certain exceptions, Blyth will not, and will not permit any of its subsidiaries to, or otherwise agree to, (i) make any loans, advances or capital contributions to, or investments in, any other Person, other than (A) in the ordinary course of business consistent with past practice not to exceed $250,000 in the aggregate, or (B) loans or investments by Blyth or a wholly-owned subsidiary of Blyth to or in any wholly-owned subsidiary of Blyth, (ii) incur, assume, modify, redeem, cancel or repurchase any indebtedness or issue any debt securities, (iii) assume, guarantee, endorse or otherwise become liable or responsible for the debt securities, indebtedness or other obligations of another Person, (iv) issue or sell any debt securities or warrants or other rights to acquire any debt securities of Blyth or any of its subsidiaries, (v) enter into any “keep well” or other agreement to maintain any financial statement condition of another Person other than any of the wholly-owned subsidiaries of Blyth or (vi) enter into any arrangement having the economic effect of any of the foregoing;

•	Blyth will not, and will not permit any of its subsidiaries to, (i)(A) amend, change, cancel, terminate, renew, extend or request any change in, or agree to any change in any of its material contracts, other than expirations of its material contracts in accordance with their terms, or (B) waive, release or assign, in any respect, any rights under any its material contracts or (ii) enter into any new contract, agreement or arrangement that would be a its material contracts if it had existed as of the date of the Merger Agreement;

•	expect as required under applicable law or the terms of any Blyth benefit plan existing as of the date hereof, Blyth will not, and will not permit any of its subsidiaries: (i) to increase in any manner the compensation, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any of the current or former directors, officers, employees or consultants of Blyth or its subsidiaries, (ii) to become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any Blyth benefit plan, (iii) to accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation, (iv) to grant any new awards under any Blyth benefit plan, (v) to amend or modify any outstanding award under any Blyth benefit plan, (vi) to cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Blyth benefit plan, (vii) to enter into any collective bargaining agreement or other agreement with a labor union, works council or similar organization, (viii) to change materially any actuarial or other assumptions used to calculate funding obligations with respect to any Blyth benefit plan, except as may be required by GAAP or applicable law, (ix) to forgive any loans, or issue any loans (other than routine travel advances issued in the ordinary course of business) to any of its or its subsidiaries’ directors, officers, contractors or employees, or (x) to hire or to engage any new employee or consultant or terminate the employment or engagement of any employee or consultant if such employee or consultant will or does receive annual base compensation in excess of $75,000 per annum;

•	prior to making any written or substantive oral communications to the directors, officers or employees of Blyth or any of its subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by the Merger Agreement, Blyth will provide Parent with a copy of the intended communication and provide Parent with a reasonable period of time to review and comment on the communication;

•	Blyth will not change its method of accounting, except as required by changes in GAAP or Regulation S-X of the Exchange Act (as agreed to with Blyth’s independent public accountants), or as may be required by a change in applicable law;

•	Blyth will not, and will not permit any of its subsidiaries to, except as required by applicable law, (i) make, change or revoke any material tax return or election, (ii) settle, compromise, enter into any “closing agreement” (within the meaning of Section 7121 of the Internal Revenue Code of 1986, as amended) or agree to an extension or waiver of any statute of limitations with any tax authority with respect to any material tax claim, audit or assessment, (iii) surrender, settle or compromise any right to claim a material refund of taxes, (iv) settle, compromise or consent to any extension or waiver of the limitation period applicable to any material tax claim, audit or assessment relating to Blyth or any of its subsidiaries, or (v) change any annual material tax accounting period or method of tax accounting;

•	subject to certain exceptions, none of Blyth or any of its subsidiaries will modify, amend or terminate, or waive, release or assign any rights or claims with respect to any confidentiality or standstill agreement to which Blyth or any of its subsidiaries is a party and which relates to a business combination involving Blyth or any of its subsidiaries;

•	Blyth will not, and will not permit any of its subsidiaries to, make, authorize, or enter into any commitment for, any new material capital expenditures in an amount in excess of one hundred thousand dollars ($100,000) in the aggregate;

•	Blyth will not, and will not permit any of its subsidiaries to, waive, release, assign, pay, discharge, settle or satisfy any actions or liabilities or consent to the entry of any order other than any payment, discharge, settlement, satisfaction or consent in the ordinary course of business consistent with past practice where the amounts paid or to be paid are in an amount less than two hundred fifty thousand dollars ($250,000) in the aggregate;

•	Blyth will not, and will not permit any of its subsidiaries to, enter into any agreement or arrangement that would be required to be reported by Blyth pursuant to Item 404 of Regulation S-K promulgated by the SEC;

•	Blyth will not, and will not permit any of its subsidiaries to, take any action that, or omit to take any action where such omission would reasonably be expected to prevent, materially delay or impede the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement except as otherwise expressly permitted under the Merger Agreement;

•	Blyth will not, and will not permit any of its subsidiaries to, (i) grant encumbrances on, sell, assign, transfer, license, sublicense, impair, let lapse, cancel, abandon, fail to maintain or otherwise dispose of any material Blyth intellectual property, (ii) grant, extend, amend, waive or modify any rights in or to Blyth intellectual property, or (iii) fail to maintain or diligently prosecute Blyth’s and its subsidiaries’ owned intellectual property applications as applicable, (iv) enter into any intellectual property contract or (v) amend, terminate, request or agree to a change, fail to exercise a right of renewal or extension, or waive, release or assign any material right or claim under any intellectual property contract;

•	Blyth will not, and will not permit its subsidiaries to, enter into any material line of business other than the line of business in which Blyth and its subsidiaries is currently engaged as of the date of the Merger Agreement or distribute products materially different from the products that Blyth and its subsidiaries are currently distributing as of the date of the Merger Agreement;

•	subject to certain exceptions, Blyth will not permit any insurance policy or arrangement naming or providing for it as a beneficiary or a loss payable payee to be canceled or terminated or materially impaired;

•	subject to certain exceptions, Blyth will not, and will not permit any of its subsidiaries to, terminate or permit any material governmental permit to lapse; or

•	Blyth will not, and will not permit any of its subsidiaries to, authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing actions.

Acquisition Proposals. Blyth has agreed not to (and to cause its subsidiaries and its representatives of Blyth or any of its subsidiaries not to), directly or indirectly:

•	solicit, initiate or knowingly facilitate, induce or encourage any inquiries or the making of any proposal or offer that constitutes or would reasonably be expected to lead to an Alternative Transaction Proposal or

•	enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or otherwise cooperate in any way that would otherwise be expected to lead to, any Alternative Transaction Proposal.

Blyth has also agreed to, and to cause each of its subsidiaries and each of the representatives of Blyth and its subsidiaries to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Alternative Transaction Proposal, and to enforce, and not waive any provisions of, any confidentiality or standstill agreement (or any similar agreement) to which Blyth or any of its subsidiaries is a party relating to any such Alternative Transaction Proposal and to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreement, including, but not limited to, by obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court having jurisdiction. Further, Blyth has agreed to promptly request each Person that has executed a confidentiality agreement in connection with its consideration of any Alternative Transaction Proposal to return or destroy all confidential information furnished prior to the execution of the Merger Agreement to or for the benefit of such Person by or on behalf of Blyth or any of its subsidiaries.

In addition, pursuant to the Merger Agreement, Blyth has agreed that in the event that Blyth receives after the date of the Merger Agreement and prior to the Acceptance Time or the earlier termination of the Merger Agreement in accordance with its terms, an unsolicited, bona fide written Alternative Transaction Proposal which the Board of Directors of Blyth determines to be, or to be reasonably likely to result in, a Superior Proposal, Blyth may then take the following actions (but only if (x) (A) the Blyth board of directors concludes in good faith, after consultation with its outside legal counsel, that the failure to take the following actions would be inconsistent with its fiduciary duties under applicable law, and (B) Blyth has given Parent prior written notice of its intention to take any of the following actions and of the identity of the Person or group making such Alternative Transaction Proposal and the material terms and conditions of such Alternative Transaction Proposal and (y) it will not have breached any of its other non-solicitation obligations under the Merger Agreement):

•	furnish nonpublic information with respect to Blyth and its subsidiaries to the Person or group making such Alternative Transaction Proposal; provided, that (A) prior to furnishing any such nonpublic information, it receives from such Person or group an executed confidentiality agreement which includes certain terms as specified in the Merger Agreement and (B) contemporaneously with furnishing any such nonpublic information to such Person or group, it furnishes such nonpublic information to Parent; and

•	engage in discussions or negotiations with such Person or group with respect to such Alternative Transaction Proposal.

Blyth has also agreed under the Merger Agreement that as promptly as practicable (and in any event within twenty-four (24) hours) after receipt of any Alternative Transaction Proposal or any request for nonpublic information or any inquiry relating in any way to, or that could reasonably be expected to lead to, any Alternative Transaction Proposal, Blyth will provide Parent with oral and written notice of the material terms and conditions of such Alternative Transaction Proposal, request or inquiry, and the identity of the Person or group making any such Alternative Transaction Proposal, request or inquiry and an unredacted copy of all written materials provided to it in connection with such Alternative Transaction Proposal, request or inquiry. In addition, Blyth will provide Parent as promptly as practicable (and in any event within twenty-four (24) hours) with all information as is reasonably necessary to keep Parent fully informed in all material respects of all oral or written communications regarding, and the status and terms of, and changes in any such Alternative Transaction Proposal, request or inquiry, and, will promptly provide to Parent an unredacted copy of all written materials (including written materials provided by email or otherwise in electronic format) provided, directly or indirectly, by or to Blyth, any of its subsidiaries or any of their respective representatives in connection with such Alternative Transaction Proposal, request or inquiry. Blyth will provide Parent with twenty-four (24) hours prior notice (or such lesser prior notice as is provided to the members of its Board of Directors) of any meeting of its Board of Directors at which its Board of Directors is reasonably expected to consider any Alternative Transaction Proposal. Any material amendment to any Alternative Transaction Proposal will be deemed to be a new Alternative Transaction Proposal.

For the purposes of the Merger Agreement, an “Alternative Transaction” means any of the following transactions:

•	any merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Blyth or any subsidiary of Blyth that would constitute a “significant subsidiary” (as such term is defined in Rule 1-02 of Regulation S-X promulgated under the Exchange Act, except that references to “25 percent” in such definition shall be deemed to be references to “15 percent”);

•	any direct or indirect acquisition or purchase, by any Person or group of Persons, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of any subsidiary of Blyth, of assets or properties that constitute fifteen percent (15%) or more of the assets and properties (based on fair market value) of Blyth and its subsidiaries, taken as a whole, immediately prior to such transaction;

•	any direct or indirect acquisition or purchase, in a single transaction, or series of related transactions, of fifteen percent (15%) or more of any class of equity securities of Blyth; or

•	any other transaction having a similar effect to those described in clauses (a)-(c), in each case, other than the Merger and the transactions contemplated by the Merger Agreement and the Tender and Support Agreement.

For the purposes of the Merger Agreement, an “Alternative Transaction Proposal” means any offer, proposal, letter of intent or indication of interest, written or oral (whether binding or non-binding), to Blyth or its stockholders, relating to an Alternative Transaction.

For the purposes of the Merger Agreement, a “Superior Proposal” means an unsolicited, bona fide written Alternative Transaction Proposal not attributable to or arising from a breach of the non-solicitation provisions of the Merger Agreement or to any material breach of any other provision of the Merger Agreement, which the Blyth board of directors determines in good faith (after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation), taking into account all legal, financial, regulatory, timing and other aspects of the proposal (including financing, stockholder litigation and breakup fee and expense reimbursement provisions) and the Person making the proposal, that

•	is reasonably likely to be consummated on the terms proposed;

•	to the extent financing is required, such financing is then fully committed on customary terms and conditions;

•	the per-share consideration offered is greater than the Merger Consideration (including, if the per-share consideration is not all cash, a determination by the Blyth board of directors in good faith by majority vote (after consultation with its financial advisors) to such effect); and

•	is otherwise on terms that the Blyth board of directors has determined would be, if such transaction is consummated, more favorable to the Blyth stockholders, from a financial point of view, than the transactions contemplated by the Merger Agreement;

provided, however, that for purposes of the definition of “Superior Proposal,” the term Alternative Transaction Proposal shall have the meaning assigned to such term herein, except that the reference to “fifteen percent (15%) or more of any class of equity securities” in the definition of “Alternative Transaction Proposal” shall be deemed to be a reference to “eighty percent (80%) or more of its total voting power” and the reference to “fifteen percent (15%) or more of the assets and properties of Blyth and its subsidiaries, taken as a whole” shall be deemed to be a reference to “all or substantially all of the assets and properties of Blyth and its subsidiaries, taken as a whole.”

Blyth Board of Directors Recommendation. Blyth has agreed that the Blyth board of directors will not, and any committee thereof will not, directly or indirectly:

•	withdraw or qualify (or amend or modify in a manner adverse to Parent), publicly propose to withdraw or qualify (or amend or modify in a manner adverse to Parent), or fail to make the approval, recommendation or declaration of advisability by such Board of Directors or any committee thereof of the Merger Agreement, or the Merger or the other transactions contemplated by the Merger Agreement;

•	recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Transaction Proposal;

•	publicly make any recommendation in connection with an Alternative Transaction Proposal other than a recommendation against such proposal (or as permitted by Rules 14d-9 and 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (including making any “stop-look-and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) thereunder); or

•	if an Alternative Transaction Proposal will have been publicly announced or disclosed, if so requested by Parent, fail to recommend against such Alternative Transaction Proposal or fail to reaffirm the approval, recommendation and declaration of advisability of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, on or prior to the fourth (4th) Business Day after the Alternative Transaction Proposal will have been publicly announced or disclosed.

In addition, Blyth has agreed that the Blyth board of directors will not, and nay committee thereof will not, directly or indirectly, approve or recommend, or publicly propose to approve or recommend, or allow Blyth or any of its affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding relating to any Alternative Transaction Proposal or any offer or proposal that would reasonably be expected to lead to an Alternative Transaction Proposal or requiring it (or that would require it) to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement.

Notwithstanding anything to the contrary set forth in the Merger Agreement, solely in response to a Superior Proposal, the Blyth board of directors may make a Blyth Adverse Recommendation Change or terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with termination of the Merger Agreement pursuant to a Superior Proposal, only if all of the following conditions are met:

•	a Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal;

•	the Acceptance Time will not have passed;

•

Blyth will have provided to Parent four (4) Business Days’ prior written notice, stating expressly (1) that it has received a Superior Proposal, (2) the material terms and conditions of the Superior Proposal (including the per share value of the consideration offered therein and the identity of the

Person or group of Persons making the Superior Proposal), and will have contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the Person or group of Persons making such Superior Proposal and other material documents, including the definitive agreement with respect to such Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal will require a new notice and a new four (4) Business Day period) and (3) that it intends to effect a Blyth adverse recommendation change and the manner in which it intends to do so or that it intends to terminate the Merger Agreement pursuant to a Superior Proposal in order to enter into such acquisition agreement, as applicable, and prior to making such a Blyth adverse recommendation change or terminating the Merger Agreement pursuant to a Superior Proposal, as applicable, to the extent requested by Parent, engaged in good faith negotiations with Parent during such four (4) Business Day period to amend the Merger Agreement in such a manner that the alternative acquisition agreement ceases to constitute a Superior Proposal; and

•	the Blyth board of directors will have determined in good faith, after consultation with its outside legal counsel, that, in light of such Superior Proposal and taking into account any revised terms offered by Parent, the failure to make a Blyth adverse recommendation change or terminate the Merger Agreement pursuant to a Superior Proposal, as applicable, is inconsistent with its fiduciary duties under applicable law.

Intervening Event. The Blyth board of directors may effect a Blyth adverse recommendation change at any time prior to the Acceptance Time in response to an Intervening Event, only if all of the following conditions are met:

•	an Intervening Event has occurred;

•	the Acceptance Time will not have passed;

•	Blyth will have provided to Parent four (4) Business Days’ prior written notice, which will state expressly in reasonable detail the material facts underlying the Blyth board of directors’ determination that an Intervening Event has occurred and the rationale and basis for such Blyth adverse recommendation change (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal will require a new notice and a new four (4) Business Day period) and (B) prior to making such a Blyth adverse recommendation change, to the extent requested by Parent, engaged in good faith negotiations with Parent to amend the Merger Agreement so as to obviate the need to effect a Blyth adverse recommendation change on the basis of such Intervening Event so that the transactions contemplated hereby may be effected;

•	the Blyth board of directors will have determined in good faith, after consultation with its outside legal counsel, that, in light of such Intervening Event and taking into account any revised terms offered by Parent, the failure to make a Blyth adverse recommendation change is inconsistent with its fiduciary duties under applicable law; and

•	Blyth will not have breached any of its non-solicitation obligations under the Merger Agreement.

For the purposes of the Merger Agreement, an “Intervening Event” means, with respect to Blyth, a material fact, event, change, development, occurrence or set of circumstances (other than, and not related in any way to, an Alternative Transaction Proposal) that

•	was not known or reasonably foreseeable by the Blyth board of directors as of the date of the Merger Agreement and becomes known to the Blyth board of directors prior to the Acceptance Time,

•	does not relate to, result from or arise out of any Alternative Transaction Proposal (whether or not a Superior Proposal) and

•	is not the result of a willful breach of the Merger Agreement by Blyth or any of its subsidiaries.

Tender Offer Rules. Nothing contained in the Merger Agreement will prohibit Blyth or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (including making any “stop-look-and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) thereunder); provided, that Blyth will not effect, or disclose pursuant to such rules or otherwise a position which constitutes, a Blyth adverse recommendation change other than in compliance with the terms of the Merger Agreement; and provided, further, that any disclosure other than (i) a “stop-look-and listen” communication to Blyth stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the shareholders of Blyth), (ii) an express rejection of any applicable Alternative Transaction Proposal or (iii) an express reaffirmation of its recommendation to its stockholders in favor of the Merger, in each case will be deemed to be a Blyth adverse recommendation change.

Merger without a Stockholders’ Meetings. The parties to the Merger Agreement have agreed that as soon as practicable following the consummation of the Offer, the parties shall take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the Blyth stockholders, in accordance with Section 251(h) of the DGCL.

Access to Information. From the date of the Merger Agreement until the Merger Effective Time, Blyth will, and will cause each of its subsidiaries and the representatives of Blyth and its subsidiaries to, afford Parent and its representatives, following notice from Parent to Blyth, reasonable access during normal business hours to the officers, employees, agents, auditors, properties, offices and other facilities, books and records of Blyth and its subsidiaries, and will furnish, and cause to be furnished, to Parent all other financial, operating and other data and information as Parent may reasonably request and, as promptly as reasonably practicable, a copy of each report, schedule and other document filed or received by Blyth or any of its subsidiaries pursuant to the requirements of the federal securities laws (other than documents filed with the SEC) or a governmental authority, except, with respect to examination reports, as may be restricted by applicable law and certain other restrictions.

All information and materials provided pursuant to the Merger Agreement will be subject to the provisions of the Confidentiality Agreement, dated as of May 18, 2015, between Carlyle Investment Management L.L.C. and Blyth, Inc. (the “Confidentiality Agreement”), which will remain in full force and effect in accordance with its terms. Notwithstanding anything to the contrary in the Merger Agreement or the Confidentiality Agreement, the Confidentiality Agreement shall be deemed terminated as of the Closing.

Commercially Reasonable Efforts. Each of the parties to the Merger Agreement have agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by the Merger Agreement. Each of the parties to the Merger Agreement also agreed to furnish to the other parties such necessary information and reasonable assistance as such other party may reasonably request in connection with the foregoing and consult with the other with respect to, provide any necessary information with respect to and provide the other (or its counsel) copies of, all filings made by such party with any governmental authority or any other information supplied by such party to a governmental authority in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.

Each of Blyth and Parent agreed keep the other reasonably apprised of the status of matters relating to the completion of the transactions contemplated by the Merger Agreement and to use its commercially reasonable efforts to: (i) promptly notify the other of, and if in writing, furnish the other with copies of (or, in the case of material oral communications, advise the other orally of) any communications from or with any governmental authority with respect to the Merger or any of the other transactions contemplated by the Merger Agreement, (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such governmental authority with respect to the Merger or any of the other transactions contemplated by the Merger Agreement, (iii) not participate in any meeting with any such governmental authority with respect to the Merger or any of the other transactions contemplated by the Merger Agreement unless it consults with the other in advance and, to the extent permitted by such governmental authority, gives the other the opportunity to attend and participate thereat, and (iv) furnish the other with such necessary information and reasonable assistance as Blyth or Parent, as applicable, may reasonably request in connection with its preparation of necessary filings or submissions of information to any such governmental authority.

The parties to the Merger Agreement have agreed that if any objections are asserted with respect to the transactions contemplated by the Merger Agreement under any domestic or foreign antitrust or competition law, or if any action is instated by the Federal Trade Commission, the Department of Justice or any other applicable governmental authority challenging any of the transactions contemplated by the Merger Agreement or which would otherwise prohibit or materially impair or delay the consummation of the transactions contemplated by the Merger Agreement, Blyth, Parent and Merger Sub will take all actions necessary to resolve any such objections or actions so as to permit consummation of the transactions contemplated by the Merger Agreement to close as soon as reasonably practicable, including making certain divestitures. However, Blyth will not take any action without the prior written consent of Parent and any obligations undertaken will be conditioned upon the occurrence of the Closing. Notwithstanding the foregoing, in no event will Parent or its affiliates be required to become subject, consent or agree to, or otherwise take any action with respect to any divestiture of assets of a business of Parent or its affiliates.

Prior to the Closing Date, Blyth will cooperate with Parent and use commercially reasonable efforts to cause the delisting of Blyth and the Shares from the NYSE as promptly as practicable after the Merger Effective Time and the deregistration of the Shares as promptly as practicable after such delisting.

State Takeover Statutes. Blyth and Parent have agreed to take all reasonable action necessary to ensure that no “fair price,” “business combination,” “control share acquisition” or other state takeover statute or similar law is or becomes applicable to the Merger Agreement or the any of the transactions contemplated by the Merger Agreement, and if any such state or law becomes applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, Blyth and the Blyth board of directors will take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms required by, or provided for, in the Merger Agreement and otherwise to render inapplicable (or, if not possible, minimize the effect of) such law on the Merger and the other transactions contemplated by the Merger Agreement.

Indemnification and Insurance. The Merger Agreement provides that for six (6) years from and after the Merger Effective Time, Parent will, and will cause the Surviving Corporation and its subsidiaries to, honor and fulfill in all respects the obligations of Blyth and its subsidiaries under any and all indemnification agreements and other provisions relating to exculpation, indemnification and advancement of expenses in effect immediately prior to the Merger Effective Time between Blyth or any of its subsidiaries and any of its current or former directors and officers and any person who becomes a director or officer of Blyth or any of its subsidiaries prior to the Merger Effective Time. In addition, for a period of six (6) years following the Merger Effective Time, Parent will (and will cause the Surviving Corporation and its subsidiaries to) cause the certificate of incorporation and bylaws (and other similar organizational documents) of the Surviving Corporation and its subsidiaries to contain provisions with respect to indemnification and exculpation that are at least as favorable as the indemnification and exculpation provisions contained in the certificate of incorporation and bylaws (or other similar organizational documents) of Blyth and its subsidiaries immediately prior to the Merger Effective Time, and during such six (6) year period, such provisions shall not be amended, repealed or otherwise modified in any respect, except as required by law. Parent and Merger Sub agree that all rights to exculpation and indemnification and advancement of expenses for acts or omissions occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at or after the Merger Effective Time, now existing in favor of any indemnified party will survive the Merger and will continue in full force and effect with respect to such indemnified party.

For a period of six (6) years after the Merger Effective Time, the Surviving Corporation will maintain in effect the current policies (whether through purchase of a “tail” policy or otherwise) of directors’ and officers’ and fiduciary liability insurance maintained by Blyth, in respect of acts or omissions occurring at or prior to the

Merger Effective Time, covering each person covered by the directors’ and officers’ insurance immediately prior to the Merger Effective Time (, on terms no less favorable in the aggregate than those of the directors’ and officers’ insurance in effect on the date of the Merger Agreement; provided, that if the aggregate annual premiums for such policies at any time during such period will exceed 300% of the per annum premium rate paid by Blyth and its subsidiaries as of the date hereof for such policies, then Parent and the Surviving Corporation will only be required to provide the most favorable coverage as will then be available at an annual premium equal to 300% of such rate.

Employee Matters. The Merger Agreement provides that Parent has agreed that each employee of Blyth and its subsidiaries at the Merger Effective Time who continues to remain employed with Blyth or its subsidiaries will, during the period commencing on the Closing Date and continuing through the first anniversary of the Closing Date, be provided with:

•	base salary or wage rate and annual cash incentive compensation opportunities (excluding equity compensation) that, in each case, are no less favorable in any material respects than were provided to such continuing employee immediately prior to the Merger Effective Time;

•	compensation and benefits (excluding equity compensation) that are substantially comparable in the aggregate to the compensation and benefits (excluding equity compensation) provided as of the date of the Merger Agreement; and

•	for any continuing employee who experiences a termination of employment under circumstances that would have entitled such continuing employee to severance benefits under a severance agreement, plan or policy of Blyth and its subsidiaries applicable to such continuing employee immediately prior to the Merger Effective Time, severance benefits at a level at least equal to those that would have been provided under such severance agreement, plan or policy.

Parent have also agreed to use commercially reasonable efforts (i) to cause any pre-existing conditions or limitations, actively-at-work requirements, exclusions and eligibility waiting periods under any group health plans of Parent or its affiliates to be waived with respect to continuing employees and their eligible dependents and (ii), to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under a similar Blyth benefit plan, to give each continuing employee service credit for such continuing employee’s employment with Blyth for purposes of vesting and eligibility to participate (but not for benefit accrual purposes under defined benefit pension plans) under each applicable Parent benefit plan, as if such service had been performed with Parent with certain exceptions.

With respect to the year during which Parent ceases to maintain a Blyth benefit plan that is a group health plan, Parent will use commercially reasonable efforts to provide that each employee shall be given credit for amounts paid during such year under such Blyth benefit plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Parent.

Nothing in the Merger Agreement is intended (i) to be treated as an amendment to any particular Blyth benefit plan, (ii) to prevent Parent from amending or terminating any of its benefit plans or, after the Merger Effective Time, any Blyth benefit plan in accordance their terms, (iii) to prevent Parent, after the Merger Effective Time, from terminating the employment of any continuing employee, or (iv) to create any third-party beneficiary rights in any individual other than the parties thereto.

Section 16 of the Exchange Act. Prior to the Merger Effective Time, each of Blyth and Parent will take all steps as may be required (to the extent permitted under applicable law) to cause any dispositions of Shares (including, in each case, derivative securities) resulting from the transactions contemplated by the Merger Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt for the purposes of such section.

Other Covenants. The Merger Agreement contains other customary covenants and agreements, including, but not limited to, covenants related to public announcements, certain litigation and existing credit agreements.

Conditions to the Merger. The respective obligations of each party to effect the Merger will be subject to the satisfaction or waiver in writing at or prior to the Closing of the following conditions:

•	Merger Sub has accepted for payment all of the Shares validly tendered and not withdrawn pursuant to the Offer; and

•	no law, order, or other legal restraint or prohibition, entered, enacted, promulgated, enforced or issued by any court or other governmental authority of competent jurisdiction, is in effect, or is pending, which prohibits, renders illegal or enjoins, or threatens to prohibit, render illegal or enjoin, the consummation of the transactions contemplated by the Merger Agreement.

Termination. The Merger Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Merger Effective Time:

•	by mutual written consent of Parent, Merger Sub and Blyth at any time prior to the Acceptance Time;

•	by either Parent or Blyth, if:

•	the Acceptance Time has not occurred on or before the Outside Date; provided, that the right to terminate the Merger Agreement in this circumstance will not be available to the party seeking to terminate the Merger Agreement if such party’s breach of the Merger Agreement has been the cause of the failure of the Acceptance Time to occur;

•	any governmental authority has issued or granted an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the consummation of the Merger and such order or other action is, or has become, final and non-appealable; provided, that the party seeking to terminate the Merger Agreement in this circumstance must have used its commercially reasonable efforts to reverse such order or action in accordance with the terms of the Merger Agreement;

•	by Blyth:

•	if Merger Sub has failed to commence the Offer on or prior to the date within ten (10) business days after the date of execution of the Merger Agreement or consummate the Offer in accordance with terms of the Merger Agreement; provided, that Blyth will have no right to terminate the Merger Agreement if Merger Sub’s failure to commence the Offer is due primarily to Blyth’s material breach of the Merger Agreement;

•	upon a breach of any representation, warranty, covenant or agreement of Parent set forth in the Merger Agreement, if such breach would reasonably be expected to prevent or materially delay Parent or Merger Sub from accepting payment or paying for Shares pursuant to the Offer or consummating the Merger in accordance with the terms hereof of the Merger Agreement and such breach shall be incapable of being cured or shall not have been cured within thirty (30) days after written notice thereof shall have been received by Parent; or

•	by Blyth, prior to the Acceptance Time, if: (A) Blyth shall have received a Superior Proposal; (B) Blyth shall have complied in all material respects with its non-solicit obligations under Merger Agreement; (C) to the extent permitted by and effected in accordance with the terms of the Merger Agreement, the Blyth board of directors approves, and Blyth concurrently with the termination of the Merger Agreement, enters into, an alternative acquisition agreement with respect to such Superior Proposal; and (D) prior to or concurrently with such termination, Blyth pays to the Parent a termination fee.

•	by Parent:

•	if Blyth shall have breached in any material respect any of its non-solicit obligations under the Merger Agreement;

•	upon a breach of any representation, warranty, covenant or agreement of Blyth set forth in the Merger Agreement, if such breach would give rise to a failure the conditions set forth in sections (a) or (b) of the Offer Conditions and such breach shall be incapable of being cured or shall not have been cured within thirty (30) days after written notice thereof shall have been received by Blyth; or

•	at any time prior to the Acceptance Time, if (i) Blyth, the Blyth board of directors or any committee thereof, for any reason, shall have (A) effected a Blyth adverse recommendation change, (B) approved or recommended any Alternative Transaction Proposal or (C) failed to reaffirm (publicly, if so requested by Parent), within four (4) Business Days after public announcement of an Alternative Transaction Proposal or otherwise after a reasonable request by Parent to do so, its recommendation in favor of the adoption of the Merger Agreement and the approval of the Merger or (ii) within ten (10) business days after a tender or exchange offer relating to securities of Blyth involving a person or group unaffiliated with Parent has first been published or announced, Blyth shall not have sent or given to the Blyth stockholders pursuant to Rule 14e-2 promulgated under the Securities Act a statement disclosing that the Blyth board of directors recommends rejection of such tender or exchange offer.

Effect of Termination. In the event of termination of the Merger Agreement pursuant to its terms, the Merger Agreement will become null and void and have no effect and the obligations of the parties under the Merger Agreement will terminate, other than certain specified provisions of the Merger Agreement, including those described in the “Termination Fee” below”. No party will be relieved or released from any liabilities or damages arising out of its willful breach of any provision of the Merger Agreement or from any rights, claims, causes of action or remedies arising from fraud, intentional misrepresentation or concealment and the maximum aggregate monetary liability of Parent or Merger Sub for any loss suffered or the failure of the transactions contemplated thereby to be consummated, or in respect of any representation made or alleged to have been made in connection therewith, whether in equity or at law, in contract, in tort or otherwise, shall be limited to an amount equal to $97,999,650, and in no event will Blyth seek to recover any money damages (including consequential, indirect or punitive damages) in excess of such amount. No termination of the Merger Agreement will affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of the Merger Agreement in accordance with their terms.

Termination Fee. The Merger Agreement provides that a termination fee of $3,919,986 will be payable by Blyth to Parent in the following circumstances:

•	if the Merger Agreement is terminated by Parent due to a Blyth adverse recommendation change;

•	(a) the Merger Agreement is terminated by Parent or Blyth pursuant to the occurrence of the Outside Date or by Parent if Blyth has breached its non-solicit obligations, and prior to such termination, an Alternative Transaction Proposal has been made and (b) within twelve (12) months of such termination, Blyth enters into a definitive agreement with any third party to consummate, or consummates, an Alternative Transaction Proposal;

•	Blyth terminates the Merger Agreement pursuant to a Superior Proposal; or

•	(a) the Merger Agreement is terminated by Parent pursuant to a breach of the Merger Agreement by Blyth, and prior to such termination, an Alternative Transaction Proposal has been made and (b) within twelve (12) months of such termination, Blyth enters into a definitive agreement with any third party to consummate, or consummates, an Alternative Transaction Proposal.

For the purposes of the payment of the termination fee, an “Alternative Transaction Proposal” shall have the meaning previously assigned to such term, except that all percentages therein shall be changed to “50%”.

The payment of the termination fee will constitute liquidated damages, and not a penalty.

Expenses. Each party to the Merger Agreement will bear its own expenses, except that Parent and Blyth will each bear and pay one-half of the costs of the expenses incurred in connection with any filings pursuant to the HSR Act or to any foreign antitrust or competition law. In addition, the parties have agreed that in the event the Merger Agreement is terminated for any reason, then Blyth will reimburse Parent for up to $500,000 of Parent’s expenses, in addition to any other payments owed to Parent, and in the event that Parent terminates the Merger Agreement pursuant to a willful breach by Blyth of its non-solicit obligations or the Merger Agreement, then Blyth will reimburse Parent for all of Parent’s expenses up to $1,500,000, in addition to any other payments owed to Parent.

Governing Law. The Merger Agreement is governed by the laws of the State of Delaware.

Amendments and Supplements. The Merger Agreement may be amended or supplemented at any time by additional written agreements signed by, or on behalf of the parties.

Specific Performance. The parties to the Merger Agreement have agreed that they will be entitled to an injunction, specific performance or equitable relief in the event of any breach or threatened breach of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement (including to cause Parent and Merger Sub to draw down the full proceeds contemplated by the Equity Commitment Letter). This right is in addition to any other remedy to which the parties are entitled at law or in equity, no party will oppose the granting of equitable relief on the basis that the other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason and no party will be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any such remedy.

Offer Conditions. The Offer Conditions are described in Section 15—“Certain Conditions of the Offer.”

The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference and a copy of which is attached as an exhibit to the Schedule TO filed with the SEC in connection with the Offer.

The Support Agreement

Concurrently with the execution of the Merger Agreement, certain Blyth stockholders have entered into a tender and support agreement with Parent and Merger Sub (the “Support Agreement”), pursuant to which they agreed, among other things, to tender the Shares beneficially owned by such stockholders into the Offer and otherwise support the transactions contemplated by the Merger Agreement. As of September 11, 2015, these stockholders, which include directors and officers of Blyth, owned in the aggregate approximately 39% and beneficially owned in the aggregate approximately 39% of Blyth’s outstanding Shares. The Support Agreement terminates upon the occurrence of certain events, including the valid termination of the Merger Agreement in accordance with its terms, the occurrence of the Merger Effective Time and the modification, waiver or amendment of the Merger Agreement, without the consent of the stockholders party to the Support Agreement, in a manner that reduces the amount or changes the form of consideration payable to the stockholders party to the Support Agreement.

The foregoing summary description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Support Agreement, which is incorporated herein by reference and a copy of which is attached as an exhibit to the Schedule TO filed with the SEC in connection with the Offer.

The Confidentiality Agreement

On May 18, 2015, Blyth and Carlyle Investment Management L.L.C. (“CIM”) entered into the Confidentiality Agreement. Under the Confidentiality Agreement, CIM agreed, among other things, to keep all non-public information concerning Blyth and its subsidiaries confidential (subject to certain exceptions) and use such information solely for the purpose of evaluating a possible transaction between Blyth and CIM or one or more of its affiliates. Under the Confidentiality Agreement, CIM is also subject to certain customary “standstill” provisions that prevent CIM from taking certain actions unless requested by Blyth or in connection with the transaction with Blyth commencing on May 18, 2015 and ending on the earliest to occur of : (a) November 18, 2015, (b) the date on which Blyth enters into, or publicly announces that Blyth plans to enter into a transaction with a person or group of persons involving the direct or indirect acquisition by such person of all or a controlling portion of Blyth’s equity securities or all or substantially all of Blyth’s assets or (c) the date on which a person commences a tender offer or exchange offer for a majority of the total number of Blyth’s voting securities which Blyth and its board of directors does not reject within ten business days following the commencement of such tender offer or exchange offer. Actions prohibited during the standstill period without the prior written approval of the Blyth board of directors include: (i) making any statement or proposal to the Blyth board of directors or any of its stockholders or any public announcement, proposal or offer with respect to any business combination, consolidation, merger, tender offer or exchange offer, restructuring, recapitalization, liquidation or similar transaction involving Blyth, any proposal to seek representation on the Blyth board of directors, (ii) encouraging or assisting any other person to take any of the foregoing actions, (iii) taking any action which would reasonably be expected to require Blyth to make a public announcement regarding any of the foregoing actions, (iv) offering to acquire, acquiring, owning or selling any voting securities or indebtedness of Blyth or rights or options to acquire interests in any voting securities or indebtedness of Blyth (other than for investment purposes of up to 5% in the aggregate of the outstanding voting securities or indebtedness of Blyth).

The foregoing summary description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference and a copy of which is attached as an exhibit to the Schedule TO filed with the SEC in connection with the Offer.

12. Purpose of the Offer; No Stockholder Approval; Plans for Blyth.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Blyth. The Offer, as the first step in the acquisition of Blyth, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of Parent and Merger Sub to effect the Merger contained in the Merger Agreement, Merger Sub intends to consummate the Merger as soon as practicable following the Acceptance Time.

Holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in Blyth and will no longer participate in the future growth of Blyth. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in Blyth, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive an amount in cash (without interest) equal to the Offer Price, less any applicable withholding taxes, or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled pursuant to Section 262 of the DGCL. After selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Blyth.

No Stockholder Approval. If the Offer is consummated, we are not required to and will not seek the approval of Blyth’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger involving the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the Blyth stockholders pursuant to Section 251(h) of the DGCL.

Plans for Blyth. Except as otherwise set forth in this Offer to Purchase, including as contemplated in this Section 12 and Section 13—“Certain Effects of the Offer,” it is expected that, following the Merger, the business and operations of Blyth will be continued substantially as they are currently being conducted. Parent intends to continue to evaluate the business and operations of Blyth after the consummation of the Offer and the Merger and will take such additional actions as they deem appropriate under the circumstances then existing with a view to enhancing the development of Blyth. Plans may change based on further analysis and Parent, Merger Sub and, after completion of the Offer and the Merger, the new Blyth board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Our directors immediately prior to the Merger Effective Time will become the directors of the Surviving Corporation at the Merger Effective Time and Blyth’s officers immediately prior to the Merger Effective Time will continue as the officers of the Surviving Corporation at the Merger Effective Time. See Section 11—“The Transaction Agreements”.

Except as described above or elsewhere in this Offer to Purchase (including Section 11—“The Transaction Agreements,” this Section 12 and Section 13—“Certain Effects of the Offer”), neither we nor Parent has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving Blyth or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of Blyth or any of its subsidiaries, (iii) any material change in Blyth’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the present board of directors or management of Blyth, (v) any other material change in Blyth’s corporate structure or business, (vi) any class of equity securities of Blyth being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of Blyth becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of Blyth’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of Blyth, or the disposition of securities of Blyth, or (x) any changes in Blyth’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

To the best knowledge of Parent and Merger Sub, except for certain pre-existing agreements to be described in the Schedule 14D-9, no employment, equity contribution, or other agreement, arrangement or understanding between any executive officer or director of Blyth, on the one hand, and Parent, Merger Sub or Blyth, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Blyth entering into any such agreement, arrangement or understanding.

It is possible that certain members of Blyth’s current management team will enter into new employment arrangements with Blyth after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

13. Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining condition set forth in the Merger Agreement, we, Parent and Blyth will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Merger Sub and Parent.

Stock Quotation. The Shares are currently quoted on NYSE. However, the rules of NYSE establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from NYSE. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of NYSE for continued quotation and the quotation of Shares is discontinued, the market for Shares would be adversely affected.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by Blyth to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by Blyth to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Blyth, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with meetings of stockholders and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Blyth and persons holding “restricted securities” of Blyth to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or be eligible for quotation on NYSE as described above. After consummation of the Offer, Parent and Merger Sub currently intend to cause Blyth to terminate the registration of Shares under the Exchange Act as soon as the requirements for termination of registration are met.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the Merger Effective Time, neither Blyth nor any of its subsidiaries will declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property or any combination thereof) with respect to any of the capital stock of Blyth shares of Blyth’s capital stock.

15. Certain Conditions of the Offer.

Capitalized terms used but not defined in this Section 15 have the meanings ascribed to them in the Merger Agreement.

Notwithstanding any other provisions of the Offer, but subject to the terms and conditions in the Merger Agreement, Merger Sub will not be obligated to accept for payment, and (subject to the rules and regulations of the SEC) will not be obligated to pay for, any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) unless, prior to the expiration of the Offer (as it may have been extended pursuant to the terms of the Merger Agreement) there shall have been tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent, Merger Sub and any of their direct or indirect wholly-owned subsidiaries, represent more than 50% of the aggregate number of Shares outstanding immediately prior to the acceptance of Shares pursuant to the Offer (such condition, the “Minimum Condition”).

In addition and notwithstanding any other provisions of the Offer, but subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will not be required to accept for payment, and (subject to the rules and regulations of the SEC) will not be obligated to pay for, any Shares tendered pursuant to the Offer (and not theretofore accepted for payment or paid for) if, upon the expiration of the Offer (as it may have been extended pursuant to the terms of the Merger Agreement) and before acceptance of such Shares for payment, any of the following conditions exists and is continuing, regardless of the circumstances giving rise to such condition:

(a)	(i) the representations and warranties of Blyth set forth in the Merger Agreement in Section 4.1 (Organization), the first and third sentence of Section 4.3(a) (Organization and Authorization of Subsidiaries), Section 4.4 (Authorization), Section 4.8(a) (Absence of Certain Changes) and Section 4.24 (Brokers) shall not be true and correct in all respects as of the date of the Merger Agreement and as of the Acceptance Time as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case, such representation and warranty shall be true and correct in all respects as of such earlier date), (ii) the representations and warranties of Blyth set forth in the Merger Agreement in Section 4.2 (Capitalization), the first three sentences of Section 4.3(b) and the first two sentences of Section 4.3(c) (Capitalization of the Subsidiaries) shall not be true and correct in all respects as of the date of the Merger Agreement and as of the Acceptance Time as though made on and as of such date, except for any inaccuracy that results in de minimis liability, expense or cost to Parent or Merger Sub and (iii) the other representations and warranties of Blyth set forth in the Merger Agreement shall not be true and correct as of the date of this Agreement and as of the Acceptance Time as though made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which case, such representations and warranties shall be true and correct in all respects as of such earlier date), interpreted without giving effect to any Company Material Adverse Effect or materiality qualifications, except where all failures of such representations and warranties to be true and correct, in the aggregate, have not had, or would not reasonably be expected to have a Company Material Adverse Effect;

(b)	Blyth shall have failed to perform and comply with, in any material respect, its obligations, agreements and covenants to be performed or complied with by it under the Merger Agreement on or prior to the Acceptance Time;

(c)	since the date of the Merger Agreement, there shall have been any event, change, effect, development, condition or occurrence that, individually or in the aggregate, has had or would be reasonably expected to have a Company Material Adverse Effect;

(d)	Blyth shall have failed to deliver to Parent a certificate signed by the chief executive officer and the chief financial officer of Blyth and certifying as to the satisfaction by Blyth, of the applicable conditions specified in clauses (a), (b) and (c) immediately above;

(e)	any governmental authority shall have issued an order, injunction, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting or making illegal the acceptance for payment of Shares pursuant to the Offer or the consummation of the Merger and such order, injunction, decree, ruling or other action is or shall have become final and non-appealable; provided, that Parent and Merger Sub shall have used their reasonable best efforts to oppose any such order, injunction, decree, ruling or other action or to have such order, injunction, decree, ruling or other action vacated or made inapplicable to the Offer and the Merger;

(f)

there shall be pending any action against Parent, Merger Sub, Blyth or any of their respective affiliates (A) seeking to enjoin the acquisition by Merger Sub (or Parent on Merger Sub’s behalf) of any Shares tendered pursuant to the Offer or, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement or the Support Agreement (including the voting provisions thereunder), (B) seeking to impose limitations on the ability of Merger Sub (or Parent on Merger Sub’s behalf), or render Merger Sub (or Parent on Merger Sub’s behalf) unable, to (1) accept for payment, pay for or purchase some or all of the Shares tendered pursuant to the Offer and the Merger or (2) exercise full rights of ownership of the Shares, including the right to vote the Shares purchased by it on all matters properly presented to Blyth’s stockholders, or (C) in connection with the transactions contemplated hereby (including the Offer and the Merger), seeking to (1) compel Parent, Blyth, or any of their respective subsidiaries to sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of Blyth, the Surviving Corporation, Parent, Merger Sub or any of their respective subsidiaries, (2) compel Parent, Blyth, or any of their respective subsidiaries to conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of Blyth, the Surviving Corporation, Parent, Merger Sub or any of their respective subsidiaries in any manner, or (3) impose any restriction, requirement or limitation on the operation of the business or portion of the business of Blyth, the Surviving Corporation, Parent, Merger Sub or any of their respective subsidiaries;

(g)	any waiting period (and any extensions thereof) applicable to consummation of the Merger under the HSR Act and, to the extent material, under any foreign antitrust, competition or pre-merger notification law shall not have expired or been terminated, and (ii) all other material foreign antitrust, competition, trade, pre-merger notification or other regulatory approvals as may be required to consummate the Merger shall not have been made or obtained, as applicable; or

(h)	the Merger Agreement shall have been terminated in accordance with its terms.

The conditions described above are in addition to, and not a limitation of, the rights and obligations of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The conditions described above are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by Parent and Merger Sub in whole or in part at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time.

16. Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, based on its examination of publicly available information filed by Blyth with the SEC, other publicly available information concerning Blyth and other information made available to Merger Sub by Blyth, Merger Sub is not aware of any governmental license or regulatory permit that appears to be material to Blyth’s business that might be adversely affected by Merger Sub’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Merger Sub or Parent as contemplated herein. Should any such approval or other action be required, Merger Sub currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Merger Sub does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Blyth’s business, any of which under certain conditions specified in the Merger Agreement could cause Merger Sub to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Certain Conditions of the Offer”.

State Takeover Statutes. A number of states (including Delaware, where Blyth is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states.

Blyth, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes (other than Section 203 of the DGCL, as described below) purport to apply to the Offer or the Merger, Parent and Merger Sub believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Blyth board of directors has taken and will take all actions so that the restrictions (whether procedural, voting, approval, fairness or otherwise) applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of the Merger Agreement and the Support Agreement, and the timely consummation of the Offer, the Merger and any other transaction contemplated therein and will not restrict, impair or delay the ability of Parent or Merger Sub to vote or otherwise exercise all rights as a stockholder of Blyth.

Merger Sub is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Merger Sub or any of its affiliates and Blyth, Merger Sub will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Merger Sub may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Certain Conditions of the Offer”.

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Merger Sub’s acquisition of Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period following the filing of certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. On August 31, 2015, Parent filed, and on September 3, 2015, Blyth filed, a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger. Under the HSR Act, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar days after Parent makes the filing, i.e., at 11:59 p.m. on September 15, 2015, unless earlier terminated by the FTC and the Antitrust Division, or Parent or Blyth, as applicable, receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent and Blyth, the waiting period with respect to the Offer and the Merger would be extended for an additional period of 10 calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional 10-calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions, such as Merger Sub’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by Merger Sub, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, ordering the divestiture of Shares purchased in the Offer or ordering the divestiture of substantial assets of Parent, Blyth or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

The Antitrust Division and the FTC granted early termination of the applicable waiting period under the HSR Act on September 14, 2015.

Foreign Laws. It is a condition of our obligation to accept for payment and pay for Shares tendered pursuant to the Offer that to the extent material, any waiting period (and any extensions thereof) applicable to consummation of the Merger under any foreign antitrust, competition or pre-merger notification law shall have expired or been terminated, and all other material foreign antitrust, competition, trade, pre-merger notification or other regulatory approvals as may be required to consummate the Merger shall have been made or obtained, as applicable.

Germany. The purchase of Shares in the Offer is subject to review by the German Federal Cartel Office (“FCO”). Pursuant to the German Act against Restraint of Competition, the Offer and the Merger may not be consummated until they have been notified to and cleared by the FCO or if the maximum periods scheduled for the implementation of a merger control proceeding have expired. After submission of the merger filing, the FCO must clear the Offer and the Merger within one (1) month or open main examination proceedings by informing Parent and Blyth within such period. In the latter case, the FCO must decide whether to clear or prohibit the proposed merger within a period of four (4) months from receipt of the original notification or within such longer review period as may be agreed with Parent and Blyth. There can be no assurance that the FCO will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. Parent and Blyth filed the required notice forms with the FCO on September 7, 2015.

Austria. The purchase of Shares in the Offer is subject to review by the Austrian Federal Competition Authority (“FCA”). Pursuant to the Austrian Cartel Act, notification to the FCA of the Offer and the Merger is required and the Offer and the Merger may not be consummated before the expiration of a four (4) week waiting period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the Austrian Federal Cartel Prosecutor files a motion with the Austrian Cartel Court to review the Offer or the Merger, the waiting period may be extended for up to five (5) additional months. There can be no assurance that the FCA will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. Parent and Blyth filed the required notice forms with the FCA on September 7, 2015.

If the FCO, the FCA or any foreign governmental authority initiates an action to block the Offer or the Merger and an order is issued prohibiting the Offer or the Merger, we and Blyth may not be obligated to consummate the Offer or the Merger.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, Blyth stockholders who do not tender their Shares in the Offer will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be the same as, or higher or lower than, the Offer Price or the Merger Consideration. Moreover, Merger Sub may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of Shares is less than the Offer Price or the Merger Consideration. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL. If any Blyth stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Merger Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A Blyth stockholder may withdraw his or her demand for appraisal by delivery to Merger Sub of a written withdrawal of his or her demand for appraisal within 60 days after the Merger Effective Time or subsequently with the written approval of the surviving corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Merger Consideration.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRES STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY

STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

“Going Private” Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Merger Sub seeks to acquire the remaining Shares not held by it. Merger Sub believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same Offer Consideration as that paid in the Offer.

Litigation. Following the announcement of the Merger, two putative class action complaints styled Gauthier v. Blyth, Inc., et al., Civil Action No. 11464 and Kullman v. Blyth, Inc., et al., Civil Action No. 11479, were filed in the Court of Chancery of the State of Delaware.

The complaints name as defendants Blyth, members of the Blyth board of directors, the Carlyle Group LP, Parent and Merger Sub. The complaints generally allege that the members of the Blyth board of directors breached their fiduciary duties to Blyth’s stockholders by entering into the Merger Agreement and approving the Merger, and that the Carlyle Group L.P., Parent and Merger Sub aided and abetted such breaches of fiduciary duties. The complaints further allege, among other things, (i) that the Merger Consideration undervalues Blyth, (ii) that the Merger Agreement is the product of a flawed process due to violations of fiduciary duties owed to plaintiffs and the Class, and (iii) that certain provisions of the Merger Agreement inappropriately favor the Carlyle Group L.P. and preclude or impede third parties from submitting potentially superior proposals.

The complaints seek, among other relief: (i) injunctive relief preliminarily and permanently enjoining the Merger, (ii) rescission of the Merger in the event it is consummated, (iii) granting rescissory damages and an accounting of all the damages suffered as a result of the alleged wrongdoing, and (iv) reimbursement of fees and costs.

17. Fees and Expenses.

Merger Sub has retained Georgeson Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

Merger Sub will not pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Merger Sub for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Merger Sub by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Merger Sub.

No person has been authorized to give any information or to make any representation on behalf of Merger Sub not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Merger Sub, the Depositary or the Information Agent for purposes of the Offer.

Sponsor, Parent and Merger Sub have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 8—“Certain Information Concerning Sponsor, Parent and Merger Sub”.

Blyth has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Board Recommendation and the reasons for such Blyth Recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Blyth”.

CB Shine Holdings, LLC

CB Shine Merger Sub, Inc.

Carlyle U.S. Equity Opportunity Fund, L.P.

September 14, 2015

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND MERGER SUB

1. Directors and Executive Officers of Parent and Merger Sub. The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent. The current business address of each person is 520 Madison Avenue, New York, NY 10022, and the current business phone number is (212) 813-4900, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Rodney Cohen, United States	Function: Director; Chief Executive Officer and Secretary.

Professional background: Mr. Cohen Mr. Cohen serves as a Managing Director with The Carlyle Group and Co-Head of Carlyle Growth Partners and Carlyle Equity Opportunity Fund and has worked at The Carlyle Group since 2010. Prior to joining The Carlyle Group, Mr. Cohen served as a Co-Managing Partner at Pegasus Capital Advisors.

David Stonehill, United States	Function: Director; President and Treasurer.

Professional background: Mr. Stonehill serves as a Managing Director with The Carlyle Group in the Carlyle Equity Opportunity Fund and has worked at The Carlyle Group since 2010. Prior to joining The Carlyle Group, Mr. Stonehill served as an Executive Managing Director and the Head of U.S. Private Investments at Och-Ziff Capital Management.

David Abraham, United States	Function: Director; Vice President, Assistant Secretary and Assistant Treasurer.

Professional background: Mr. Abraham serves as a Vice President with The Carlyle Group in the Carlyle Equity Opportunity Fund and has worked at The Carlyle Group since 2010. Prior to joining The Carlyle Group, Mr. Abraham served as an Associate at CIVC Partners.

2. Directors and Executive Officers of Sponsor. The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Sponsor. The current business address of each person is 520 Madison Avenue, New York, NY 10022, and the current business phone number is (212) 813-4900, unless otherwise noted below.

Name and Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During at Least the Past Five Years
Brooke B. Coburn, United States	Function: Managing Director

Professional background: Mr. Coburn serves as a Managing Director with The Carlyle Group and Co-Head of Carlyle Growth Partners and Carlyle Equity Opportunity Fund and has worked at The Carlyle Group since 1996. Prior to joining The Carlyle Group, Mr. Coburn was with Salomon Brothers, Inc. The business address for Mr. Coburn is c/o The Carlyle Group, 1001 Pennsylvania Ave NW, Washington, DC, 20004.

Rodney S. Cohen, United States	Function: President and Treasurer

Professional background: See information provided for Parent above.

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by first class mail:	If delivering by facsimile transmission:	If delivering by registered mail or courier:
Computershare Trust Company, N.A.	(for eligible institutions only)	Computershare Trust Company, N.A.
c/o Voluntary Corporate Actions	(617) 360-6810	c/o Voluntary Corporate Actions
P.O. Box 43011	Confirm facsimile by telephone:	250 Royall Street Suite V
Providence, RI 02940-3011	(781) 575-2332	Canton, MA 02021

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Georgeson Inc.

480 Washington Boulevard., 26th Floor

Jersey City, NJ 07310

Please Call Toll Free: (866) 821-2550